ANNUAL REPORT 2001

X-Rite
INCORPORATED



CORPORATE profile

X-Rite is financially strong, liquid and debt free. This desirable position is the result of 40 years of listening to our customers and meeting the needs of the markets we serve. We have become a leader in color-critical and light measurement systems.

Our expertise is in providing solutions for customers who need to measure and manage unique aspects of color, light and shape in their workflows. Our products and services improve processes in a variety of applications, including digital imaging, printing, coatings, biodiagnostics, advanced lighting, telecommunications and electronics.

We offer customers a combination of proprietary hardware and software technology, training and consulting. These solutions bring capabilities to the workplace that were previously available only in laboratory settings. Our solutions generally add precision measurement as a step in the workflow process. In addition, customers rely on X-Rite products when they need accurate control of color, light or shape communicated anywhere in the world.

We conduct research, development and manufacturing in the United States and Germany. Sales and service offices are located in Europe, Asia and the Americas.

X-Rite's common stock is quoted in The Nasdaq Stock Market under the symbol XRIT. To learn more about X-Rite's complete line of products and services, call 616-534-7663 or visit us at www.x-rite.com.



Table of Contents

FINANCIAL HIGHLIGHTS

Millions	2001	2000	1999
Operating Data			
Net sales	$ 91.7	$ 103.4	$ 100.2
Net income	$ 1.9	$ 12.4	$ 13.6
Performance Data			
Return on sales	2.1%	12.0%	13.6%
Return on average equity	1.7%	11.6%	14.3%
At Year End			
Assets	$ 119.0	$ 125.7	$ 107.8
Liabilities	$ 7.2	$ 12.5	$ 7.0
Shareholders' investment	$ 111.7	$ 113.1	$ 100.8
Working capital	$ 52.1	$ 61.7	$ 60.9

	2001	2000	1999
Per Share Data			
Diluted earnings	$ .09	$ .58	$ .62
Book value	$ 5.25	$ 5.30	$ 4.75


Latin America
Asia Pacific
Europe
North America

Sales by Region


Laboratory
Color & Appearance
Biodiagnostics
Graphic Arts

Sales by Market


ANNUAL REPORT 2001
X-Rite

On the cover:

The principles that guide X-Rite—Focus, Growth, Innovation and Excellence—are presented here as dynamic elements that reach out to customers around the world.

"Our motivation
in everything we do
is to grow profitably"

Richard E. Cook


Focus
Growth
Innovation
Excellence

REPORT TO shareholders

In the following pages, you'll discover what's happening at X-Rite® today, and how we are preparing to meet the needs of tomorrow's new, emerging markets. You'll find that our customers represent a diverse group of businesses bound by the same need—quality control. You'll meet a few of our employees. And you'll learn that our technology lends itself to innovation and that the pursuit of excellence is at the heart of our future success.

World events and economic recessions have had an extraordinary effect on businesses everywhere, creating an uncertain outlook for 2002. In light of this uncertainty, we are assessing our business, ensuring that all the bases are covered and instituting change wherever necessary. We are confident that our fundamentals are strong—that we offer the right solutions for the markets we serve and that the need for our products is very real.

While 2001 sales were off target, we made many advances and completed important strategic moves that position us for success in the years to come. X-Rite employees around the world are energized and excited about the opportunities our technology brings us in applications as diverse as color, advanced lighting, biodiagnostics and telecommunications.

In 2001, we experienced success in many of our business areas:

○ The launch of the X-Rite ShadeVision™ System to the dental market in late 2001 was met by a receptive audience. Our exclusive U.S. distributors, Sullivan-Schein Dental and Zahn Dental, are the largest providers of dental products to practitioners and dental laboratories in North America. We have begun promoting the system worldwide in anticipation of growing interest outside of the United States.

○ We continue to develop and supply instrumentation to leaders in the fiber-optic telecommunications test and measurement market. These relationships position us for growth in this important market.

○ Two major new software platforms began shipping. ColorDesigner™ has brought our retail paint matching to a new level of excellence for individual customer service. Our X-RiteColor® Master software sets a new standard for creating the right color with any media—ink, paint, plastics or textiles.

○ We are working with SUSS MicroTec and Keithley Instruments to offer systems that measure new sources of light, such as lasers on silicon wafers or the complex behavior of telecommunication optical circuitry.

○ Achieving ISO 9000 certification this past year affirms our dedication to excellence in design, development and manufacturing processes.

○ With a background in global business development and corporate leadership, Michael C. Ferrara joined X-Rite this past summer as President. Mike is passionate about his work and is creating a motivated organization that is focused on success and customer satisfaction.

In 2002, we will continue to build on our strengths, growing our business and expanding our product reach:

Last year we worked hard to make changes that will position us to take advantage of growing opportunities in all of our markets. We will begin reaping the benefits of these changes and will take new steps for advancement and growth—steps that build on our tradition of product innovation and customer collaboration.

Our success will be driven by our ability to embrace change and recognize what is important:

CUSTOMER FOCUS
GLOBAL GROWTH
INNOVATION
PERFORMANCE EXCELLENCE

Our challenges are many; some we can control, and others we cannot. By fostering a "can do" attitude in our employees and partners, we see great opportunity for success in the future. Here are just a few of the goals we have set for 2002:

- Increase revenue and profitability, building shareholder value.
- Launch our dental vision system in European and Asia Pacific markets.
- Develop and promote shape mapping products
- Nurture a customer-centric employee culture.
- Maintain open and honest communications with customers and stakeholders.

We will continue to transform and fine-tune our organization while exploring partnerships and business opportunities in new markets. Last year's results will not distract us from what we believe to be a very positive outlook and a dynamic business model. Our motivation in everything we do—in a strong economy or a weak one—is to grow profitably and make X-Rite a solid long-term investment.

Rick — Richard E. Cook, Chief Executive Officer

Mike — Michael C. Ferrara, President



"By saying yes to our employees and customer partners, we see great opportunity for winning"

MICHAEL C. FERRARA



BUILDING
momentum

X-Rite is the world's leading provider of color measurement tools and solutions. To build on this success, we are focusing our energies on developing new customers and new uses for our core capabilities. We are continuing to expand our business beyond color and into the measurement of LIGHT and *shape*.

Light measurement takes us into new optical test and measurement markets, which are gaining importance as needs grow for optical communication systems and for efficient, cost-effective LED lighting sources. And our calculated leap into the emerging field of shape mapping introduces us to customers beyond our existing markets into fields such as micro-machines and biodiagnostics.



Our future is rooted in our strengths—

leading-edge technology, committed employees and unharnessed imaginations. We are building momentum by concentrating on four principles for success:

- customer focus
- global growth
- innovation
- performance excellence

CUSTOMER focus

Our advantage in all of the markets we serve can be summed up in a single statement—we focus on the customer. By knowing who our customers are, where they are going and what they want, we know exactly what we need to do. Our quality control and measurement solutions are attractive because they address the challenges our customers face every day.

color

Why do so many industries need our color measurement systems? Because they recognize that people use color to enhance their lives. Companies rely on X-Rite color tools to communicate the value of their products in applications as diverse as cosmetics and cars, textiles and toys.

Here are some of the markets and customers supported by our world-class systems:

Graphic Arts

X-Rite is one of the leading suppliers to the graphic arts industry, delivering solutions that assure color quality in a variety of applications.



Imaging. The growth of digital, on-demand and large-format imaging has allowed us to help customers reduce color variation and minimize waste in the imaging process. Our solutions arise from collaboration with customers and a focus on continuous quality and cost improvements.

Photography. In the photographic imaging market, X-Rite's successful color solutions target major manufacturers of photo reproduction technology, both digital and traditional, making quality control central to the process.

Commercial printing, packaging and publishing. These markets have been hit hard in the U.S. by economic factors; however, new X-Rite technologies and marketing strategies are improving our prospects in this market. Our focus on customer needs, combined with our reputation for cost-saving products and services, continues to position our solutions as sound investments.

Color and Appearance

For any manufacturer—from auto producers to manufacturers of appliances, garden equipment, home siding, brick, concrete or ceramics—the mandate is the same: produce the desired color every time. Yet, manufacturers have different budgets, standards and color-control abilities.

X-RiteColor® Master software and our wide array of portable, tabletop and on-line, non-contact instruments provide the right product at the right price for each customer. Our product flexibility and product diversity—along with our ability to customize solutions to each company—differentiate X-Rite's color and appearance measurement solutions from those of our competitors.

In the retail world, X-Rite is helping home-improvement stores increase sales and reduce costs with our market-leading MatchRite® paint matching systems. Our breakthrough ColorDesigner™ software lets consumers view paint choices in a "virtual room" while encouraging retailers to offer product tips and build consumer loyalty. Taking advantage of our North American leadership position, we will create the best products and services for changing retail markets worldwide.



X-Rite **ATD News** is the easiest route to consistent color in newspaper printing. It measures quickly and automatically providing either continuous color or gray balance, giving our newsprint customers the ad copy advantage they have been seeking.



X-Rite ShadeVision System

Here are a few of the many leading dental laboratories in the U.S. that have adopted our new ShadeVision System.

Americus Dental Labs Jamaica, NY, **Arrowhead Dental Laboratory** Sandy, UT, **BonaDent Dental Laboratories** Seneca Falls, NY, **Davis Dental Laboratory** Grand Rapids, MI, **Gold Dust Dental Laboratory** Tempe, AZ, **Hermanson Dental** Saint Paul, MN, **Issaquah Dental Lab** Issaquah, WA, **MicroDental Laboratories** Dublin, CA, **Oradent** Chicago, IL, **Town & Country Dental Studios** Freeport, NY . . .



Our color-measurement tools assist customers in diverse markets.

Biodiagnostics

Biodiagnostics is an exciting market for X-Rite. In recent years, we have made a large investment in the development of medical diagnostic tools that make life easier for dentists, physicians and patients.

Of course, X-Rite has been the market leader in medical densitometers and sensitometers for some time, and we continue to find ways to meet new needs among users. For example, when government mammography regulations heightened the importance of x-ray processor quality control, we developed new products geared to the needs of mammography technologists.

Today, with the launch of our ShadeVision System, we have expanded our reach to the dental market. ShadeVision is an effective solution for a market seeking a faster, more accurate way to measure and reproduce tooth shades. Dental professionals no longer have to "eyeball" color when matching a crown to other teeth,



Labsphere is helping customers bring new technologies to market faster—providing energy efficient solutions for lighting our cities and towns.



Advanced Lighting Applications

LEDs (light emitting diodes) use about 90 percent less energy than traditional lighting technologies. Today LEDs are replacing incandescent bulbs in applications such as traffic signals, exterior signage, automotive lights and instrumentation. Tomorrow they'll likely be used extensively in general lighting applications. As this trend in the lighting industry grows, X-Rite will continue to expand its optical measurement system business to provide LED manufacturers with vital high-speed testing tools.

VCSELs (vertical cavity surface emitting lasers) are used in telecommunication systems and optical networks. This technology is paving the way for affordable, high-speed solutions in the datacom and telecom markets. X-Rite is growing this portion of its business through partnerships with industry leaders and the development of leading-edge products that measure VCSEL light output.

DWDM (dense wavelength division multiplexing) is the process of combining telecom signals of different wavelengths onto a single fiber. DWDM technology can increase the capacity of existing networks and tremendously reduce the cost of upgrades. X-Rite has established relationships with many telecom companies and will continue to expand our product capabilities for this emerging market.

and patients experience a higher level of satisfaction. Aesthetic benefits aside, this system has helped dentists and laboratories increase efficiency and reduce operating costs.

By continuing to provide simple, cost-effective diagnostic tools that improve patient care, we believe these markets will continue to build momentum.

LIGHT

For more than two decades, our lighting specialists, Labsphere and Optronik, have supplied state-of-the-art optical measurement solutions for many markets, including aerospace, analytical instruments, automotive, lighting and telecommunications. Our testing systems help customers bring their products to market faster by improving testing times and associated costs.

We have developed valuable partnerships with leaders in these fields, producing made-to-order solutions. Our lamp measurement test systems are used in major research facilities worldwide, including the National Institute of Standards and Technology (NIST) and the National Physical Laboratory (NPL), and by key lighting manufacturers such as General Electric, Osram Sylvania, Lumileds Lighting, Uniroyal Technology and Cree Lighting Company.

Key to our success in capitalizing on growing technologies is our ability to recognize and respond to customer needs and societal trends. Two such trends in lighting are miniaturization and higher energy efficiency. With customer partners, we are developing new instruments that can evaluate extremely small light sources that in addition to their size are generally more efficient.

Through continued research and collaboration with lighting and telecom industry leaders such as Keithley Instruments and SUSS MicroTec, we expect to gain momentum and increase our business by supporting these important trends.

shape

Manufacturers already rely on X-Rite solutions to control critical processes that require color and light measurement. Our strategic move into shape measurement, a groundbreaking field known as shape mapping, was a natural next step, since light is again central to the process. By developing a competency in shape mapping, we will meet customers' needs in new ways and extend our quality control capabilities deeper into the manufacturing process.

In 2001, we further developed our shape mapping products utilizing a series of patented holographic imaging tools. Using these tools, customers can generate high-resolution, 3D images of product surfaces that, until now, were nearly impossible to measure and then visualize on-screen. These images help designers, engineers and quality inspectors control the manufacturing process of extremely small components (such as microchips) or mated parts (such as automobile brakes).

Who can benefit from these advancements? Manufacturers of items as diverse as office equipment, CD players, computers, trucks, missiles—even space stations and medical devices. What all of these products have in common are critical surfaces. Using this technology to map these surfaces, our customers can improve the quality and safety of items people rely on every day.

What is shape mapping?
The use of tunable lasers to map a part's surface and produce a 3D image of it. Manufacturers can use our shape mapping technology to detect imperfections and improve product quality and safety.



GLOBAL growth

At X-Rite, we believe it is important to be near our customers, aware of their needs and respectful of their cultures. With offices in nine countries, service centers across Europe, Asia and the Americas, and research and manufacturing facilities in the U.S. and Germany, we are positioned to continue building momentum in our worldwide business.

Understanding your business is our priority.



Kelly – North America

En X-Rite, todo se trata de la calidad.



Juan – Latin America

Labsphere products simplify light measurement.



Chris – United Kingdom

X-Rite dispose de l'instrument qui répond à votre demande!



Joelle – France



Last year, we served customers in nearly 70 countries and opened offices in Shanghai and Milan. X-Rite's capabilities will continue to support a world without borders and bring growth opportunities to emerging global markets.

Not only do we sell around the world, but our products actually facilitate global business. In a borderless economy, manufacturers assemble products from parts made everywhere—a phenomenon that requires uniform, standardized production processes. Our products make it easy for companies to match numerical standards for color, light and shape that everyone can follow. And because our systems are designed for networking, users can collaborate and exchange data with colleagues around the world to ensure the desired results.

An important part of our organization is the employees who represent us. They are passionate about the products we sell and the customers we serve. Take a moment to meet a few of them.

Translations: LATIN AMERICA—At X-Rite, it is all about quality. FRANCE—X-Rite has the instrument you need! CZECH REPUBLIC—Your colors are in good hands with us. JAPAN—Customer satisfaction; that's our mission. GERMANY—X-Rite is always the right choice. CHINA—Do we have the product solution for you? YES!



Vaše barvy jsou s námi v nejlepších rukou.

Pavla – Czech Republic



エックスライト
在日事務所へ
ようこそ。

Eiji – Japan



Mit X-Rite treffen Sie immer die richtige Wahl.

Otto – Germany



在爱色丽公司，
我们有适合您的
产品解决方案及
服务吗?一定有!

Alice – China



innovation

X-Rite has been an innovator from day one. A passion for innovation is something we cultivate and encourage throughout our companies. It is reflected in the projects and partnerships we pursue, the kinds of employees we attract, the research and development dollars we invest and the ways we work to continually improve our products and processes.

Our ShadeVision solution for the dental market epitomizes our innovative spirit. We researched and identified a need that current technology could not answer. We then developed a "vision technology" that enabled us to offer a unique solution for the dental market. Going forward, we will apply this innovative vision capability to other significant market needs.

Applying our strengths to new markets is something we do well. These technology applications are not only profitable, but they stimulate our continued thirst for innovation and invention. Three of our most promising new markets are biodiagnostics, communications and micro-machines.

Biodiagnostics

As prevention assumes a more important role in health care—and dollars shift from therapeutics to diagnostics—the use of biodiagnostic methods will grow. Point-of-care biodiagnostic tools give medical professionals timely, efficient information for helping patients co-manage their health. Using advanced photonics, X-Rite will be there to provide new biodiagnostic solutions for research and healthcare professionals.



Communications

The communications field—which includes voice, data and images—is growing much faster than the overall economy. And within the industry, there is a clear trend to use photons of light rather than electrons in circuits to accomplish communication tasks. X-Rite is developing tools to test communications products from their creation in the semiconductor process through their repair in the field.

Micro-Machines

As the trend to produce smaller tools and machines accelerates, quality assurance is more critical than ever. Before long, some machines and components will be so small—less than the thickness of a human hair—that special testing and inspection tools will be required. X-Rite's long-term investment in shape measurement for micro-technology will tap this need and help the company grow in the future.

A passion for innovation is something we cultivate and encourage throughout our companies.


ammography Calibration
ortable Metallic Paint Matching
olor Measurement on
e Factory Floor
System for Testing Lasers
Shade Matching for Dentists
PIONEERING
FIRS
R.205

Brown Printing Company

David Rapp, Quality Control Manager – Woodstock, Illinois Division



"X-Rite's Auto-Tracking Spectrophotometer Publication System helps us get to a desirable color product faster. It improves make-ready speed and assures better, more consistent color throughout the process. The system is both objective and accurate and the technology has become important to our business."

Visteon Automotive Systems

Janis Brunenavs, Color Specialist – Utica Plant



"We're in the automotive business, producing molded-in-color door trim panels, instrument panels and painted metallic exterior fascias. On a daily basis, our customers demand craftsmanship and color harmony. X-Rite has been our key to success in achieving the exacting color matches and maintaining the tight tolerances."

Town & Country Dental Studios

Barry Lampert, President



"We are very excited about the ShadeVision System. We are using this new technology regularly to enhance color communications with our clients.The detailed information the instrument provides has greatly helped our ceramists fabricate the restorations accurately."

TRW Automotive

David Horne, Senior Manager – Brake Roughness



"At TRW, we are continually looking at ways to improve how our brake rotors perform when they are mounted on a vehicle. With the help of specialized equipment like the Coherix HoloMapper,™ we are gaining a much improved understanding of how the whole foundation brake system works together, and that can only lead to a better product."

PERFORMANCE excellence



Our customers confirm that we produce the best, most practical solutions technology can offer when it comes to measuring color, LIGHT and *shape.* X-Rite employees know they are accountable for the quality of their work—to each other and to our customers.

Throughout X-Rite—customer satisfaction, product development, manufacturing ingenuity and financial responsibility—excellence is the standard.

That may be a tough standard to uphold, but our commitment to accountability and continuous improvement is serious, and we're building on significant strengths:

- Solid financial foundation
- World-class products
- Leadership position in many markets
- Advanced technology incubators
- Strong design and engineering competency

Fueled by an absolute dedication to excellence, we will build momentum by introducing new products, growing new markets, improving customer service and increasing revenues.

By keeping four guiding principles in front of us—customer focus, global growth, innovation and performance excellence—we are preparing to meet tomorrow's challenges and opportunities with success.

Shareholder Information

The Company's common stock is quoted in The Nasdaq Stock Market under the symbol XRIT. Ranges of high and low sales prices reported by The Nasdaq Stock Market and the cash dividends per share declared for the past two years are as follows:

	2001		2000	
	Price Range	Cash Dividends	Price Range	Cash Dividends
First Quarter	$10.31 – 6.50	.025	$13.25 – 6.00	.025
Second Quarter	10.30 – 8.15	.025	13.50 – 8.56	.025
Third Quarter	9.75 – 6.70	.025	11.75 – 8.00	.025
Fourth Quarter	10.00 – 6.75	.025	9.00 – 5.00	.025

As of March 1, 2002, the Company had approximately 1,500 shareholders of record of its common stock. Since many of the shares are held in "street name," management estimates the total number of shareholders, including beneficial owners, to be 8,000.

Quarterly Financial Data

Quarterly financial data is summarized as follows (in thousands, except per share items):

	Net Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Diluted Earnings (Loss) Per Share
2001:					
First Quarter	$ 25,360	$16,263	$ 2,844	$ 2,429	$.11
Second Quarter	24,429	15.448	1,927	1,755	.08
Third Quarter	21,739	13,579	(1,199)	404	.02
Fourth Quarter	20,130	11,781	(1,473)	(2,655)	(.12)
	$ 91,658	$57,071	$ 2,099	$ 1,933	$.09
2000:					
First Quarter	$ 26,134	$17,123	$ 5,259	$ 3,556	$.17
Second Quarter	26,232	16,756	5,215	3,616	.17
Third Quarter	23,087	14,619	2,963	1,863	.09
Fourth Quarter	27,996	18,008	4,636	3,373	.15
	$103,449	$66,506	$18,073	$12,408	$.58

The issues discussed in management's discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes to the consolidated financial statements. The following table sets forth information derived from the Company's consolidated statements of income expressed as a percentage of net sales.

(in thousands)	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	37.7	35.7	34.1
Gross profit	62.3	64.3	65.9
Operating expenses:			
Selling and marketing	25.4	21.0	20.1
General and administrative	16.8	14.5	14.9
Research, development and engineering	16.9	11.4	10.7
Restructuring charges	.9	—	—
	60.0	46.9	45.7
Operating income	2.3	17.4	20.2
Other income	1.0	1.0	0.8
Write down of other investments	(1.2)	—	—
Income before income taxes	2.1	18.4	21.0
Income taxes	—	6.5	7.4
Net income	2.1%	11.9%	13.6%

Net Sales The economic slowdown coupled with a severe decline in capital goods spending had a significant impact on the Company's sales in 2001. Consolidated sales for the year were $91.7 million, an 11.4 percent decrease from 2000 sales of $103.4 million. Sales in 2000 were a 3.2 percent increase over 1999 sales of $100.2 million. The declining sales trend was more pronounced in the second half of the year. Combined sales in the third and fourth quarters were $41.9 million, a 15.9 percent decrease compared to the $49.8 million in sales recorded in quarters one and two.

Weakness in the industrial, retail paint matching and after market auto refinishing sectors caused the Color and Appearance business (Coatings) to experience a 16.9 percent drop in sales compared to 2000. Decreased demand was also noted in the Printing and Imaging business which decreased 13.9 percent compared to 2000. The primary components of the Graphic Arts product lines were down compared to 2000. Printing declined 11.0 percent while imaging decreased 16.6 percent. The Company recorded increases in both its biodiagnostic and light measurement product lines. Sales to the biodiagnostic industries increased by 20.7 percent over 2000, while light measurement sales increased by 2.2 percent over 2000.

From a geographic perspective the Company experienced mixed results in 2001. A strong Asian economy enabled the Company to achieve a 6.8 percent increase over 2000, in this region. Sales in Europe decreased 1.3 percent year over year, as economic conditions in this region deteriorated in the second half of the year. The economy in North America declined through the year presenting many challenges to our sales and marketing efforts. For the year sales declined 17.8 percent over 2000.

Sales from the Coherix and Optronik units which were acquired in the third quarter of 2000 (See Acquisitions and Investments, below) had a nominal impact on sales in 2001 and 2000.

Price increases had a marginal impact on sales levels in 2001, 2000 and 1999.

Gross Profit

Gross profit as a percent of net sales was 62.3 percent in 2001 as compared to 64.3 and 65.9 percent in 2000 and 1999, respectively. The Company's manufacturing processes have a high degree of vertical integration. Vertical integration allows for many efficiencies in an increasing volume environment, but will also increase costs as a percent of net sales should volumes decrease. The Company's efforts to refine manufacturing processes and contain costs have met with success for many of its products, however in 2001, many of these costs savings were offset by lower production volumes against which to apply overhead. Competition in the capital goods markets makes it difficult to increase prices significantly to offset lower volumes.

Selling and Marketing Expenses

The Company's sales and marketing efforts have expanded as we enter into new markets and previously underserved geographic regions. In 2001, selling and marketing expenses were $23.2 million, a 7.1 percent increase over 2000. Selling and marketing expenses in 2000 were $21.7 million, an 8.0 percent increase over the 1999 costs of $20.1 million. The increased costs in 2001 were focused primarily on establishing our presence in the light and shape measurement markets, as well as the introduction of the new ShadeVision dental product. These investments were rewarded on several fronts. Labsphere was able to record a sales increase even though many of the markets it serves are being impacted by the economic slow down in North America. The ShadeVision dental instrument has received a strong reception during its introduction phase which culminated with the Company entering into an exclusive U.S. distribution agreements with Sullivan-Schein Dental and Zahn Dental Company, Inc., the largest distributors of dental and dental laboratory supplies in the U.S. The formal product rollout will occur in the first quarter of 2002.

In addition to new market development, the Company expanded its physical presence for the traditional Company color products in 2001 with the opening of additional sales offices in China and Italy. China offers many exciting markets for the Company as it is quickly becoming the manufacturing and financial center of the Asia Pacific region. The Company intends to become the provider of choice for color, light and shape measurement solutions to this dynamic region.

While firmly committed to its core markets, the Company intends to leverage the skills and talents of its employees to develop niches in new markets such as biodiagnostics, telecommunications, fiber optics and advanced quality control processes. It is anticipated that these markets will play a significant role in the future of the Company.

General and Administrative

General and administrative expenses grew modestly in 2001. Total expenditures in 2001 were $15.4 million, compared to 15.0 in 2000 a 2.7 percent increase. The 1999 expenses were also $15.0 million. The year over year growth in 2001 can be attributed primarily to the costs of a full year of operations for our 2000 acquisitions Coherix and Optronik. Additional costs were incurred for the opening of new international offices as noted above.

Research Development and Engineering

Research, Development and Engineering (RD&E) grew substantially in 2001. In 2001, expenditures were $15.5 million compared to $11.8 and $10.7 million in 2000 and 1999, respectively. The year over year percentage increases were 31.4 and 10.3 percent respectively. The $3.7 million increase in 2001 includes the research and development costs of Coherix and Optronik for a full year. Additional research investments were made at Labsphere for the development of its Vertical Cavity Surface Emitting Lasers (VCSELs) Wafer Probe and Light Emitting Diodes (LEDs) Wafer Probe Systems, and at the Company for the development of the ShadeVision dental shade matching system. The Company is committed to creating measurement solutions for many new industries and anticipates that its RD&E investments will continue to be substantial.

In addition to the RD&E costs reported as operating expenses, costs were incurred to develop new software products in each of the last three years that were not included with RD&E expenses. Those costs were capitalized, and the related amortization expense was included in cost of sales (see Note 2 to the accompanying consolidated financial statements). Software development costs capitalized totaled $1.6, $1.6 and $1.3 million in 2001, 2000 and 1999, respectively.

Restructuring Charges

In September 2001, the Company announced a workforce reduction plan and recorded $.9 million pretax charge to earnings. This charge has been classified separately as a component of Operating Expense under the caption of "Restructuring Charge" and represents costs associated with non voluntary termination benefits for approximately sixty positions. The Company expects this workforce reduction will save approximately $3.5 million annually. Benefit payments began during the fourth quarter of 2001. As of December 29, 2001, 43 positions have been eliminated. The Company anticipates the balance of the restructuring will be complete by September 2002. The remaining unpaid benefits at December 29, 2001of $.5 million are included in accrued liabilities.

Other Income

Other income in 2001, 2000 and 1999 consists primarily of interest income and foreign exchange gains and losses. The Company's investment portfolio is made up of short term tax exempt municipal bonds, mutual funds and corporate securities. The decline in income in 2001 is due to decreased yields in the tax exempt markets as well as lower funds available for investment.

Write-Down of Other Investments

Included in other investments in 2001 and 2000, is net $8.6 and $4.6 million respectively related to investments made by the Company's strategic venture capital group, XR Ventures, LLC (See Acquisitions and Investments, below). Each investment represents less than 20 percent of the ownership of the respective investees. Since the Company does not exercise significant influence over the operating and financial policies of each investee, the investments have been recorded at cost. The Company periodically evaluates the carrying value of each investment to determine whether a decline in fair value below the cost has occurred. If the decline is determined to be other than temporary, the carrying value is adjusted to the current fair value and a loss is recognized. In the fourth quarter of 2001 it was determined that certain investments had been permanently impaired requiring a write-down of $1.1 million. No such write-downs occurred in 2000.

Income Taxes

The effective tax rate for 2001 was zero percent, and approximately 35 percent for both 2000 and 1999, respectively. The 2001 rate has benefited from the execution of certain international tax strategies.

Inflation

The Company has experienced the effects of inflation on its business through increases in the cost of services, employee compensation and fringe benefits. Although modest adjustments to selling prices have offset the effects of inflation, the Company continues to explore ways to improve productivity and reduce operating costs. The Company does not anticipate any significant adverse impact from inflation in the coming year.

Approximately 80 percent of the Company's transactions are invoiced and paid in U.S. dollars, a level that is anticipated to increase.

Liquidity and Capital Resources

Cash flow from operations in 2001 was $12.0 million, compared to $20.5 million in 2000, a decrease of $8.5 million or 41.5 percent. Cash flow from operations was $20.4 million in 1999. Reduced working capital investment, principally accounts receivable, was the largest source of cash from operations. Certain expenses included in net income did not require the use of cash. The most significant non-cash expenses in 2001, which totaled $6.2 million, were depreciation and amortization. For 2000 and 1999 depreciation and amortization charges were $5.7 and $5.9 million, respectively.

Lower earnings caused a decrease in the Company's liquidity. Cash and short-term investments at December 29, 2001, were $24.8 million as compared to $31.1 million at December 30, 2000. Working capital at December 29, 2001, was $52.1 million as compared to $61.7 million at December 30, 2000. A reduction in current income taxes payable allowed the current ratio to improve to 8.2:1 at December 29, 2001 compared to 5.9:1 at December 30, 2000. Current liabilities were $7.2 million at December 29, 2001, compared to $12.5 million at December 30, 2000.

Since going public in 1986, the Company has funded its operations, investing, acquisitions and financing activities from internally generated cash flows and cash reserves. Management anticipates that the Company's current liquidity, future cash flows and credit line will be sufficient to fund the Company's operations, life insurance premiums, capital expenditures, stock repurchases and dividends for the foreseeable future. Should additional funding be necessary, additional short or long-term borrowing arrangements are the most probable alternatives for meeting capital resource and liquidity needs. The Company maintains a revolving line of credit of $20 million. The line was not used during 2001.

X-Rite's short-term investments consist primarily of tax free municipal bonds, government agency bonds, high grade corporate bonds, mutual funds and preferred stocks. The Company records an allowance for unrealized gains and losses related to its portfolio. Changes to the allowance are reported as a component of other comprehensive income. The allowance was $.6 and $.5 million at December 29, 2001 and December 30, 2000, respectively.

Capital expenditures of $5.0 million were made in 2001. These expenditures were made primarily for machinery, equipment, building improvements, computer hardware and software. Capital expenditures in 2000 were $4.1 million. The Company anticipates making capital expenditures in 2002 of approximately $3.5 million.

During 1998, the Company entered into agreements with its founding shareholders for the future purchase of 4.5 million shares, or 21.3 percent of the Company's outstanding stock at December 29, 2001. The stock purchases will occur following the later of the death of each founder and his spouse. The price the Company will pay the founders' estates for these shares will reflect a 10 percent discount from the market price, although the discounted price may not be less than $10 per share (a total of $45.4 million) or more than $25 per share (a total of $113.5 million).

The cost of the purchase agreements will be funded by $160.0 million of proceeds from life insurance policies the Company has purchased on the lives of certain of these individuals. The Company anticipates that stock purchases will not coincide with the receipt of insurance proceeds; therefore, borrowed funds may be needed from time to time to finance the Company's purchase obligations. Insurance was purchased at the $160.0 million level in order to cover both the maximum aggregate purchase price and anticipated borrowing costs. Life insurance premiums total $4.3 million each year while all the policies remain in effect. Of the $4.3 million paid in 2001, 2000 and 1999 approximately $1.0, $1.0 and $1.2 respectively, were classified as expense.

During the fourth quarter of 2001, the Company was notified of the death of one its founders whose shares are included in the purchase program. Under the terms of the agreement with that founder, the Company is obligated to purchase 1,120,000 shares of stock at $10.00 per share or $11.2 million. This founder was not insured; therefore, as anticipated at the time the agreement was entered into, the Company will fund this obligation with cash and short-term investments. The transaction was completed in January of 2002.

The Company's most significant financing activities in 2001 were the payment of dividends to shareholders and the repurchase of common stock outstanding. During the last three years dividends were paid at a rate of 10 cents per share or $2.1 million dollars annually. At the present time, the Board of Directors intends to continue payments at this rate. In September 2000, the Board of Directors authorized a common stock repurchase program of up to one million shares of outstanding stock. The timing of the program and amount of the stock repurchases will be dictated by overall financial and market conditions. During 2001, the Company repurchased 231,364 shares at an average cost of $7.56 per share. There were no shares repurchased during 2000.

Acquisitions and Investments

In 2000, the Company purchased the assets of Optronik GmbH. Based in Berlin, Germany, Optronik is a leading provider of color and light measurement instrumentation and software. Focused primarily on on-line color and light measurement for web based processes, its non-contact measurement technologies are new to the Company. The Berlin location gives the Company its first research, development and manufacturing capabilities in Europe.

Also during 2000, the Company purchased the assets of the HoloVision Products Group of Veridian-ERIM International. The products produced by this group use tunable lasers to map the surface of physical objects for a variety of industrial applications. Currently the products are used to provide non-contact measurement applications requiring a three dimensional perspective. The measurement of shape complements the Company's technologies for color and light measurement. The ability to provide high resolution, non contact, spatial measurement will elevate the Company's exposure to many dynamic markets, such as, micro-machines, telecommunications and biodiagnostics.

XR Ventures, LLC is a strategic venture capital group formed in 2000 and majority owned by the Company. Its mission is to direct and manage the Company's investments in start up companies in high technology fields. The Company's partners in the group are Dr. Peter M. Banks and Mr. James A. Knister. Both have had extensive careers as executives in technology companies. In addition to their roles with XR Ventures, both serve on the Board of Directors of the Company. The venture group seeks out, but is not restricted to companies with technologies that are directly related to current Company technologies, or technologies that the Company is interested in pursuing including biosensors, micro mechanical systems, telecommunication components and information technologies. At December 29, 2001 and December 30, 2000 XR Ventures, LLC held minority positions in eleven and seven companies, with a total net investment of $ 8.6 and $4.6

million respectively. The Board of Directors of the Company evaluated the fairness, on-going risks and uncertainty involved in partnering with two of its directors. The arrangement was negotiated at arms-length with Dr. Banks and Mr. Knister who were represented by their own counsel while the Company was represented by its regular counsel.

Other Matters

In November of 2001, the Company's Board of Directors adopted a Shareholder Protection Rights Plan (the "Plan"), to be implemented in the first quarter of 2002. The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $30.00, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire in the first quarter 2012. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees and affiliates, automatically become void.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, as well as other sections of the Company's Form 10-K, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's beliefs, assumptions, current expectations, estimates and projections about the industries it serves, the economy, and about the Company itself. Words such as "anticipates," "believes," "estimates," "expects," "likely," "plans," "projects," "should," variations of such words and similar expressions are intended to identify such forward looking statements. These statements, such as those related to refining manufacturing processes, new products and new markets, are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, X-Rite, Incorporated undertakes no obligation to update, amend or clarify forward looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk sensitive financial instruments do not subject the Company to material market risk exposures.

Selected Financial Data — 2001 - 1991

(in thousands, except share and per share items)

	2001	2000	1999	1998	1997
Operations:					
Net sales	$ 91,658	$103,449	$100,209	$94,811	$96,99[illegible]
Cost of sales	34,587	36,943	34,218	32,579	32,933
Gross profit	57,071	66,506	65,991	62,232	64,058
Operating expenses	54,972	48,433	45,738	51,965	37,013
Operating income	2,099	18,073	20,253	10,267	27,045
Other income	959	1,090	827	425	267
Write-down of other investments	(1,125)	—	—	—	—
Income before income taxes	1,933	19,163	21,080	10,692	27,312
Income taxes	—	6,755	7,431	3,830	9,290
Net income	$ 1,933	$ 12,408	$ 13,649	$ 6,862	$18,022
Performance Data:					
Return on sales	2.1%	11.9%	13.6%	7.2%	18.6%
Return on average equity	1.7%	11.6%	14.3%	7.8%	22.7%
Return on average assets	1.6%	10.6%	13.4%	7.3%	21.0%
Effective income tax rate	0.0%	35.3%	35.3%	35.8%	34.0%
Per Share Data[1]:					
Earnings (basic)	$ .09	$ .59	$ .65	$ .33	$ .85
Earnings (diluted)	.09	.58	.62	.32	.85
Cash dividends	.10	.10	.10	.10	.10
Book value	5.25	5.30	4.75	4.26	4.07
Outstanding shares[1]	21,301	21,337	21,241	21,178	21,149
Other Data (At Year-End):					
Total assets	$118,952	$125,683	$107,819	$95,444	$92,468
Working capital	52,131	61,712	60,896	53,414	46,523
Current ratio	8.2:1	5.9:1	9.7:1	11.0:1	9.1:1
Shareholders' investment	111,729	113,138	100,822	90,119	86,080
Capital additions (net)	4,972	4,140	4,343	4,176	4,288
Depreciation and amortization	6,168	5,717	5,862	5,836	5,488

1. Retroactively adjusted to reflect two-for-one stock splits occurring in 1992 and 1994.

1996	1995	1994	1993	1992	1991
$84,394	$72,634	$59,475	$39,189	$36,170	$29,105
29,973	25,096	18,000	12,220	11,233	10,508
54,421	47,538	41,475	26,969	24,937	18,597
31,635	32,969	23,677	17,158	15,401	12,484
22,786	14,569	17,798	9,811	9,536	6,113
447	111	590	626	526	688
—	—	—	—	—	—
23,233	14,680	18,388	10,437	10,062	6,801
7,852	4,809	5,742	2,910	3,000	2,066
$15,381	$ 9,871	$12,646	$ 7,527	$ 7,062	$ 4,735
18.2%	13.6%	21.3%	19.2%	19.5%	16.3%
23.3%	17.9%	27.8%	20.5%	23.0%	18.5%
21.6%	16.7%	26.2%	19.4%	21.3%	16.8%
33.8%	32.8%	31.2%	27.9%	29.8%	30.4%
$ .73	$ .47	$ .60	$ .36	$ .34	$ .23
.73	.47	.60	.36	.34	.23
.10	.10	.08	.08	.06	.04
3.46	2.82	2.44	1.90	1.61	1.33
21,065	21,019	20,993	20,938	20,902	20,886
$78,951	$63,507	$54,558	$41,855	$35,789	$30,488
42,070	28,257	36,573	30,751	25,685	20,397
8.9:1	8.8:1	13.8:1	19.4:1	15.9:1	10.0:1
72,962	59,270	51,132	39,818	33,664	27,772
3,122	3,413	4,173	1,536	1,671	1,675
4,265	3,430	1,473	1,213	1,124	978

Management's Report on Financial Statements

To the Shareholders of X-Rite, Incorporated:

The financial statements included in this report have been prepared by and are the responsibility of management. We utilized accounting principles which in our judgment are the most appropriate for the Company's circumstances and are in conformity with those that are generally accepted in the United States. In preparing this information, we included amounts that are based on our best estimates and judgements.

Management is responsible for establishing and maintaining a dynamic system of internal controls that balances benefits and costs. The objectives of the system are to give reasonable assurance of the integrity and reliability of the financial records and to safeguard Company assets. We believe our system of internal controls effectively meets its objectives.

The Company's independent accountants are engaged to provide an objective, independent audit of the Company's financial statements. The independent accountants conduct a review of internal controls to the extent required by generally accepted auditing standards and perform tests and procedures they deem necessary to arrive at an opinion on the fairness of the financial statements.

The Audit Committee of the Board, composed of directors from outside the Company, meets regularly with management and the independent accountants to review and discuss audit findings and other financial and accounting matters. The independent accountants have free access to the Audit Committee, with and without management present, to discuss the results of their audit work.

Richard E. Cook
Chief Executive Officer

Michael C. Ferrara
President

Duane F. Kluting
Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 29, 2001	December 30, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,164	$ 18,595
Short-term investments	15,667	12,469
Accounts receivable (net)	12,048	19,463
Inventories	15,235	15,800
Other current assets	7,240	7,930
Total current assets	59,354	74,257
Plant Property and Equipment (net)	22,342	21,866
Other Noncurrent Assets	37,256	29,560
	$118,952	$125,683

LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Accounts payable	$ 1,713	$ 2,456
Accrued liabilities:		
Payroll and employee benefits	2,743	2,603
Other	2,767	7,486
Total current liabilities	7,223	12,545
Shareholders' Investment (Temporary and Permanent)	111,729	113,138
	$118,952	$125,683

Consolidated Statements of Income

(in thousands, except per share items) For the years ended	December 29, 2001	December 30, 2000	January 1, 2000
Net sales	$ 91,658	$103,449	$100,209
Cost of sales	34,587	36,943	34,218
Gross profit	57,071	66,506	65,991
Operating expenses:			
Selling and marketing	23,231	21,685	20,096
General and administrative	15,380	14,977	14,953
Research, development and engineering	15,499	11,771	10,689
Restructuring charge	862	—	—
	54,972	48,433	45,738
Operating income	2,099	18,073	20,253
Other income	959	1,090	827
Write down of other investments	(1,125)	—	—
Income before income taxes	1,933	19,163	21,080
Income taxes	—	6,755	7,431
Net income	$ 1,933	$ 12,408	$ 13,649
Earnings per share:			
Basic	$ .09	$ .59	$ .65
Diluted	$ .09	$ .58	$ .62

Consolidated Statements of Temporary and Permanent Shareholders' Investment

(in thousands, except share items)

For the years ended December 29, 2001, December 30, 2000, and January 1, 2000	Common Stock	Additional Paid-in Capital	Retained Earnings	Shares in Escrow	Accumulated Other Comprehensive Income (Loss)	Stock Conversion Program	Total Temporary & Permanent Shareholders' Investment
Permanent Balances, January 2, 1999	$1,664	$8,143	$ 39,793	$(4,794)	$ (87)	$ —	$ 44,719
Value of shares subject to redemption agreements	454	—	44,946	—	—	—	45,400
Total comprehensive income	—	—	13,649	—	(1,127)	—	12,522
Cash dividends	—	—	(2,095)	(26)	—	—	(2,121)
Employee Stock Plans	6	296	—	—	—	—	302
Balances, January 1, 2000	2,124	8,439	96,293	(4,820)	(1,214)	—	100,822
Total comprehensive income	—	—	12,408	—	(360)	—	12,048
Cash dividends	—	—	(2,116)	(13)	—	—	(2,129)
Employee Stock Plans	10	467	—	—	—	—	477
Sale of 257,264 shares by escrow fund	—	(2,913)	—	4,833	—	—	1,920
Balances, December 30, 2000	2,134	5,993	106,585	—	(1,574)	—	113,138
Total comprehensive income	—	—	1,933	—	(634)	—	1,299
Cash dividends	—	—	(2,141)	—	—	—	(2,141)
Employee Stock Plans	19	1,525	—	—	—	(517)	1,027
Repurchase of 231,364 share	(23)	(1,726)	—	—	—	—	(1,749)
Stock Conversion Program	—	—	—	—	—	155	155
Balances, December 29, 2001	$2,130	$5,792	$106,377	$ —	$(2,208)	$ (362)	$111,729

Consolidated Statements of Cash Flows

(in thousands) For the year ended	December 29, 2001	December 30, 2000	January 1, 2000
Cash Flows from Operating Activities:			
Net income	$ 1,933	$12,408	$13,649
Depreciation and amortization	6,168	5,717	5,862
Deferred income taxes	4,082	(4,669)	(246)
Other	1,918	406	354
Changes in operating assets and liabilities	(2,107)	6,641	746
Net cash provided by operating activities	11,994	20,503	20,365
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of investments	25,715	22,026	21,133
Purchases of investments	(29,020)	(12,378)	(24,473)
Capital expenditures	(4,972)	(4,140)	(4,343)
Acquisitions	—	(4,505)	—
Increase in other investments	(10,013)	(9,556)	(4,813)
Net cash used for investing activities	(18,290)	(8,553)	(12,496)
Cash Flows from Financing Activities:			
Dividends paid	(2,141)	(2,129)	(2,121)
Issuance of common stock	1,027	477	302
Repurchase of common stock	(1,749)	—	—
Proceeds from sales of escrow investments	—	1,920	—
Net cash provided by (used for) financing activities	(2,863)	268	(1,819)
Effect of Exchange Rate Changes	(272)	(521)	(688)
Net Increase (Decrease) in Cash and Equivalents	(9,431)	11,697	5,362
Cash and Equivalents at Beginning of Year	18,595	6,898	1,536
Cash and Equivalents at End of Year	$ 9,164	$18,595	$ 6,898

Report of Independent Public Accountants

To the Shareholders of X-Rite, Incorporated:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of X-Rite, Incorporated, (a Michigan corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, permanent shareholders' investment and cash flows for each of the three years in the period ended December 29, 2001 included in the Company's Form 10-K, not appearing herein. In our report dated January 29, 2002, also appearing in the Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the condensed consolidated financial statements on pages 27 through 30, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

Grand Rapids, Michigan
January 29, 2002

Corporate Headquarters

3100 44th Street S.W.
Grandville, MI 49418
616-534-7663

Annual Meeting

The Annual Meeting of the Shareholders will be held at 4:30 p.m., on Monday, May 20, 2002, at Western Michigan University, Grand Rapids, Michigan.

Management urges all shareholders to attend the meeting or vote their proxies and thus participate in the decisions that will be made at this meeting.

Independent Auditors

Arthur Andersen, LLP
Grand Rapids, MI

Legal Counsel

Varnum, Riddering, Schmidt & Howlett, LLP
Grand Rapids, MI

Transfer Agent

EquiServe Trust Company, N.A.
Boston, MA

For change of name, address, or to replace lost certificates, write to:

EquiServe
P.O. Box 43011
Providence, RI 02940-3011
Shareholder Inquiries:
800-426-5523

Form 10K

Form 10K is available without charge to any shareholder upon written request.

Contact:

Duane F. Kluting
Vice President – Chief Financial Officer
X-Rite, Incorporated
3100 44th Street S.W.
Grandville, MI 49418
dkluting@x-rite.com

Board of Directors

John E. Utley
Chairman of the Board
Retired, formerly Senior Vice President Strategic Marketing
Lucas Varity Corporation
Buffalo, New York

Dr. Peter M. Banks
Retired, formerly President, Chief Executive Officer and Chairman of the Board
ERIM, International, Inc.
Ann Arbor, Michigan

Stanley W. Cheff
Chairman
Wolverine Building Group
Grand Rapids, Michigan

Richard E. Cook
Chief Executive Officer
X-Rite, Incorporated
Grandville, Michigan

James A. Knister
Retired, formerly Group Managing Director–Ventures
Donnelly Corporation
Holland, Michigan

Rufus S. Teesdale
Retired, formerly Partner
Loan Services & Systems
Glen Ellyn, Illinois

Ronald A. VandenBerg
Business Consultant
Formerly Senior Vice President
Donnelly Corporation
Holland, Michigan

Corporate Officers

Richard E. Cook
Chief Executive Officer

Michael C. Ferrara
President

Joan Mariani Andrew
Vice President – International

Bernard J. Berg
Senior Vice President – Engineering

Duane F. Kluting
Vice President – Chief Financial Officer, Corporate Secretary

Jeffrey L. Smolinski
Vice President – Operations

X-Rite, Incorporated

3100 44th Street, S.W.
Grandville, Michigan 49418
616-534-7663

NOTICE OF
2002 ANNUAL MEETING
OF SHAREHOLDERS

PROXY STATEMENT

FORM 10-K

X-RITE, INCORPORATED

3100 44TH Street, S.W.
Grandville, Michigan 49418

Notice of Annual Meeting To Be Held May 20, 2002

The Annual Meeting of Shareholders of X-Rite, Incorporated will be held at Western Michigan University Conference Center, 200 Ionia Avenue, S.W., Grand Rapids, Michigan, on Monday, May 20, 2002, at 4:30 p.m., for the following purposes:

1. To elect three directors as set forth in the accompanying Proxy Statement.

2. To transact any other business that may properly come before the meeting, or any adjournment thereof.

Shareholders of record as of the close of business on March 29, 2002, are entitled to notice of, and to vote at the meeting. Whether or not you expect to be present at this meeting, you are requested to sign, date, and promptly return the accompanying Proxy in the enclosed, self-addressed envelope. If you attend the meeting and wish to vote in person, you may withdraw your Proxy.

By Order of the Board of Directors
Duane F. Kluting
Secretary

April 9, 2002
Grandville, Michigan

Driving Directions:

Coming from Lansing:
I-96 west to left lane merge with I-196. Exit I-196 at US-131 south (Kalamazoo – a left lane exit). Move to right lane. Travel south on US-131 and exit at Market Street (exit 85A). At the end of the exit ramp continue straight on Cherry Street until you reach Ionia Avenue. The Graduate Center is located on the SE corner of Cherry Street and Ionia Avenue. Turn left onto Ionia Avenue to park in the Area 5 parking lot, on the NW corner opposite The Graduate Center.

Coming from the north:
Travel south on US-131 to downtown Grand Rapids and exit at Market Street (exit 85A). At the end of the exit ramp continue straight on Cherry Street until you reach Ionia Avenue. The Graduate Center is located on the SE corner of Cherry Street and Ionia Avenue. Turn left onto Ionia Avenue to park in the Area 5 parking lot, on the NW corner opposite The Graduate Center.

Downtown Center Detail



Fulton St
Weston St
Oakes St
Ionia Ave
Commerce Ave
Division Ave
exit
85A
Area 5
Lot
Cherry St
Cherry St
Market Ave
exit
84B
131
Wealthy
St

X-RITE, INCORPORATED
3100 44TH Street, S.W.
Grandville, Michigan 49418

PROXY STATEMENT
April 9, 2002

Solicitation of Proxies

This Proxy Statement is furnished to the shareholders of X-Rite, Incorporated on or about April 9, 2002, in connection with the solicitation by the Board of Directors of the Company of Proxies to be used at the Annual Meeting of Shareholders. The meeting will be held on Monday, May 20, 2002, at 4:30 p.m. at the Western Michigan University Conference Center, 200 Ionia Avenue, S.W., Grand Rapids, Michigan.

Each shareholder, as an owner of the Company, is entitled to vote on matters scheduled to come before the Annual Meeting. The use of a Proxy allows a shareholder of the Company to be represented at the Annual Meeting if he or she is unable to attend the meeting in person. The Proxy Card accompanying this Proxy Statement is to be used for such purpose.

If the enclosed Proxy Card is properly executed and returned to the Company, the shares represented by the Proxy will be voted at the Annual Meeting of Shareholders or at any adjournment of that meeting. Where shareholders specify a choice, the Proxy will be voted as specified. If no choice is specified, the shares represented by the Proxy will be voted for the election of the directors listed as nominees named in the Proxy, and at the discretion of the Proxy voters on any other matters voted upon at the meeting. A Proxy may be revoked prior to its exercise by (1) delivering a written notice of revocation to the Secretary of the Company, (2) executing a subsequent Proxy, or (3) attending the meeting and voting in person.

The cost of the solicitation of Proxies will be borne by the Company. In addition to the use of the mails, Proxies may be solicited personally or by telephone or facsimile by a few regular employees of the Company without additional compensation. The Company has retained D.F. King & Co., Inc., to aid in the solicitation of proxies at an estimated cost of $4,800, plus expenses. In addition, brokers, nominees, custodians, and other fiduciaries will be reimbursed by the Company for their expenses in connection with sending proxy materials to beneficial owners and obtaining their Proxies.

Voting Securities and Record Date

March 29, 2002, has been fixed by the Board of Directors as the record date for determining shareholders entitled to vote at the Annual Meeting. On that date 20,200,166 shares of the Company's common stock, par value $.10 per share, were issued and outstanding. Shareholders are entitled to one vote for each share of the Company's common stock registered in their names at the close of business on the record date.

Election of Directors

The Company's Articles of Incorporation specify that the Board of Directors shall consist of at least six (6), but not more than nine (9) members, with the exact number to be fixed by the Board from time to time. The Board has fixed the number of directors at seven (7). The Articles also specify that the Board of Directors be divided into three classes, with the directors of the classes to hold office for staggered terms of three (3) years each. The Board of Directors has nominated Stanley W. Cheff, James A. Knister and John E. Utley for election as directors to three-year terms expiring in 2005.

Unless otherwise specifically directed by a marking on a shareholder's Proxy, the persons named as proxy voters in the accompanying Proxy will vote for the nominees described below. If any of these nominees becomes unavailable, which is not now anticipated, the Board of Directors may designate a substitute nominee, in which case the accompanying Proxy will be voted for the substituted nominee. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Directors are elected by a plurality of the votes cast by shareholders under Michigan law. Accordingly, the nominees receiving the most affirmative votes cast will be elected, regardless of the number of votes received. Shares not voted at the meeting, whether by abstention, broker nonvote, or otherwise will not have a bearing on the outcome of the election. Votes will be counted by Inspectors of Election appointed by the presiding officer at the meeting.

The Board of Directors recommends a vote FOR the election of all the persons nominated by the Board.

The content of the following table relating to age and business experience is based upon information furnished to the Company by the nominees and directors.

Names, (Ages), Positions and Backgrounds of Nominees	Service as a Director
Nominees for Terms to Expire in 2005	
Stanley W. Cheff (60) is Chairman of the Board of Wolverine Building Group, a construction firm headquartered in Grand Rapids, Michigan. Previously, Mr. Cheff served as President and Chief Executive Officer of Wolverine Building Group, holding that position for more than five years.	Director since 1996 Chairman of Nominating & Resource Committee, Chairman of Audit Committee and Member of the Compensation Committee
James A. Knister (64) served in several senior management positions for more than five years, including Chief Financial Officer, for Donnelly Corporation until his retirement in 1999. Donnelly Corporation is a manufacturer of glass related products for the automotive and electronics industries, headquartered in Holland, Michigan. Mr. Knister is a manager and member of XR Ventures, LLC.	Director since 1996 Member of the Nominating & Resource Committee and Audit Committee
John E. Utley (61) retired in 1999 as Acting Deputy President of Lucas Varity Automotive. Lucas Varity was headquartered in London, England prior to being sold to TRW, Inc. Prior to that, he served in several senior management positions for more than five years, including Senior Vice President Strategic Marketing for Varity Corporation and served as Chairman of the Board of both Kelsey Hayes Co. and Walbro Corporation.	Director Since 2000 Chairman of the Board of Directors Ex-officio member of all Board Committees
Directors Whose Terms Expire in 2003	
Richard E. Cook (56) is the CEO of X-Rite, Incorporated and has held that position since 2000. For the period 1998 to 2000, he was President and COO of X-Rite, Incorporated. Previously, he was the President of Cascade Engineering, a developer and producer of plastic mold injection technology headquartered in Grand Rapids, Michigan, and he held that position for more than five years.	Director since 1997
Rufus S. Teesdale (81) has been retired for more than five years. Prior to retirement he was a Partner in Loan Services and Systems, a software supplier to financial institutions, in Glen Ellyn, Illinois.	Director since 1958 Member of the Audit Committee

Names, (Ages), Positions and Backgrounds *of Nominees*	*Service as a Director*
Directors Whose Terms Expire in 2004	
Dr. Peter M. Banks (64) retired in 2000 from ERIM International, Inc., a high technology research and development defense systems company headquartered in Ann Arbor, Michigan, following it's purchase by the Veridian Corporation of Washington, D.C. He continues with Veridian as a part-time consultant. From 1995 to 1999 he held the position of President, Chief Executive Officer and Chairman of the Board of ERIM International Inc. Prior to 1995, Dr. Banks served as the Dean of the College of Engineering at the University of Michigan. He is a manager and member of XR Ventures, LLC. He serves as a director of Tecumseh Products, Inc.	Director since 1998 Member of the Nominating & Resource Committee and Compensation Committee
Ronald A. VandenBerg (62) is a general business consultant. He served in several senior management positions for more than five years, including Senior Vice President at Donnelly Corporation until his retirement in 1999. Donnelly Corporation is a manufacturer of glass related products for the automotive and electronics industries, headquartered in Holland, Michigan.	Director since 1989 Chairman of the Compensation Committee

The Company has an Audit Committee. This Committee met on three (3) occasions during the fiscal year ended December 29, 2001. A report from this Committee appears *infra* under the caption Report of the Audit Committee.

The Company has a Compensation Committee that makes recommendations to the Board of Directors regarding annual remuneration of the Company's executive officers, and which is responsible for administering the Company's various incentive plans involving the Company's common stock. This Committee met on five (5) occasions during the fiscal year ended December 29, 2001. A report from this Committee appears *infra* under the caption Report on Executive Compensation.

The Company has a Nominating & Resource Committee that is responsible for overseeing executive career development and succession, Board of Directors development and recommending to the Board annually a slate of nominees for election as directors to be submitted to the shareholders of the Company at the Annual Meeting. The Committee is also responsible for recommending nominees to fill vacancies that may occur at other times. The Committee will consider persons suggested as nominees by shareholders, and suggestions should be sent to the Nominating Committee c/o the Company's Secretary at its headquarters. This Committee met on five (5) occasions during the fiscal year ended, December 29, 2001.

The Board of Directors met six (6) times during the past fiscal year, and all directors attended at least seventy-five percent (75%) of the aggregate number of meetings of the Board and meetings of committees on which they served.

Securities Ownership of Management

The following table contains information regarding ownership of the Company's common stock by each director and nominee for election as a director, each executive officer named in the tables under the caption Executive Compensation, and all directors and executive officers as a group. The content of this table is based upon information supplied by the persons identified in the table and represents the Company's understanding of circumstances in existence as of March 1, 2002.

Amount and Nature of Ownership

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)		Exercisable Options(2)	Total	Percent of Class (4)
Joan Mariani Andrew	23,968		90,000	113,968	*
Dr. Peter M. Banks	1,000		40,000	41,000	*
Bernard J. Berg	30,566		115,000	145,566	*
Stanley W. Cheff	3,000		60,000	63,000	*
Richard E. Cook	66,510		82,500	149,010	*
Duane F. Kluting	52,695	(3)	107,000	159,695	*
James A. Knister	2,000		60,000	62,000	*
Jeffrey L. Smolinski	22,743		95,000	117,743	*
Rufus S. Teesdale 3152 E. Gatehouse, S.E. Grand Rapids, MI 49546	1,358,367		70,000	1,428,367	6.6
John E. Utley	1,000		20,000	21,000	*
Ronald A. VandenBerg	8,666		90,000	98,666	*
All Directors and Executive Officers as a Group (13 persons)	1,574,720		846,000	2,420,720	11.1

*Less than one percent

(1) Except as disclosed in the footnotes below, each person named in the table has sole voting and investment power with respect to the issued shares listed in this column.

(2) This column reflects shares subject to options exercisable within 60 days.

(3) Includes 20,000 shares issued to a trust established by Mr. Kluting's wife, and he disclaims beneficial ownership of those 20,000 shares.

(4) The percentages are calculated on the basis of the number of outstanding shares of common stock plus common stock deemed outstanding pursuant to rule 13d-3.

Securities Ownership of Certain Beneficial Owners

The following table contains information regarding ownership of the Company's common stock by persons or entities beneficially owning more than five percent (5%) of the Company's common stock, other than the director as previously disclosed. The content of this table is based upon information contained in Schedules 13G furnished to the Company and represents the Company's understanding of circumstances in existence as of March 1, 2002. The individuals listed on this table are founders and former directors of the Company, with the exception of Putnam Investments, Inc.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Putnam Investments, Inc. One Post Office Square Boston, MA 02109	2,758,735	12.7
Lawrence E. Fleming 6200 Hall Street, S.E. Grand Rapids, MI 49546	1,511,500 (1)	7.0
Ted Thompson 1980 76th Street, SW Byron Center, MI 49315	1,675,800 (2)	7.7

(1) Includes 30,000 shares subject to options exercisable within 60 days, and 500,000 shares issued to a trust established by Mr. Fleming's wife, and he disclaims beneficial ownership of those 500,000 shares.

(2) Includes 147,500 shares subject to options exercisable within 60 days, and includes 160,000 shares issued to a trust established by Mr. Thompson's wife, and he disclaims beneficial ownership of those 160,000 shares.

(3) The percentages are calculated on the basis of the number of outstanding shares of common stock plus common stock deemed outstanding pursuant to rule 13d-3.

Executive Compensation

The following table contains information regarding compensation paid by the Company with respect to each of the last three fiscal years to its chief executive officer and to the four other most highly compensated executive officers.

Summary Compensation Table

		Annual Compensation		Long Term Compensation		
	Year	Salary ($)	Bonus ($)(1)	Restricted Stock Award(s) ($)(1)(2)	Securities Underlying Options (#)	All Other Compensation ($)(3)
Richard E. Cook	2001	328,308	-	-	20,000	4,988
President and Chief	2000	308,846	-	184,914	17,500	3,652
Executive Officer	1999	250,000	50,013	77,175	17,500	4,455
Bernard J. Berg	2001	200,000	-	-	15,000	5,154
Senior Vice President	2000	197,153	27,211	41,332	15,000	5,154
Engineering	1999	187,000	51,129	17,500	15,000	7,290
Duane F. Kluting	2001	205,000	-	-	15,000	3,978
Vice President	2000	198,269	-	77,318	15,000	3,978
Chief Financial Officer	1999	185,000	31,415	40,180	15,000	4,559
Joan Mariani Andrew	2001	190,000	-	-	15,000	3,213
Vice President	2000	181,538	-	62,550	15,000	3,213
Sales & Marketing	1999	180,000	29,195	39,025	15,000	3,286
Jeffrey L. Smolinski	2001	185,000	-	-	15,000	3,213
Vice President	2000	180,000	-	64,488	15,000	3,151
Operations	1999	155,000	24,427	34,318	15,000	3,020

(1) Bonuses paid to the executive officers of the parent company may be converted into common stock of the Company, at the election of the executive, pursuant to the Company's Cash Bonus Conversion Plan. Bonuses are converted at a discount of 50 percent from the market value of the stock at the time the bonus is determined, but the shares received are subject to certain restrictions on transfer and risks of forfeiture. Bonuses shown are net of such conversions and restricted stock awards shown above are the result of such bonus conversions.

(2) The values shown in this column represent the aggregate market value at the date of grant for shares of restricted stock acquired pursuant to the Company's Cash Bonus Conversion Plan, net of purchase price paid. Restrictions lapse as to 20 percent of the shares six months after grant and as to 20 percent on each of the first four anniversaries of the grant date, or as to all shares in the event of death, disability, retirement, or change in control of the Company. Dividends are paid on these shares to the same extent paid on the Company's common stock generally. Restricted shares held at the close of the Company's fiscal year were Mr. Berg 13,930 shares, Ms. Andrew 22,200 shares, Mr. Cook 62,652 shares, Mr. Smolinski 21,778 shares, and Mr. Kluting 26,613 shares. Corresponding market values net of purchase price paid as of that same date were Mr. Berg $66,713, Ms. Andrew $102,962, Mr. Cook $286,905, Mr. Smolinski $100,261, and Mr. Kluting $122,209.

(3) These amounts represent "matching" contributions by the Company pursuant to its 401(k) Plan and annual premiums for term life insurance attributable to each named executive officer.

The following table contains information regarding stock options granted to the named executive officers during the preceding fiscal year.

Option Grants in Last Fiscal Year					
	Options Granted (1)	Percent of Options Granted to All Employees	Individual Grants Exercise Price ($/sh)(2)	Expiration Date	Grant Date Present Value ($)(3)
Richard E. Cook	20,000	10.2	7.563	1/17/11	72,000
Bernard J. Berg	15,000	7.6	7.563	1/17/11	54,000
Duane F. Kluting	15,000	7.6	7.563	1/17/11	54,000
Joan Mariani Andrew	15,000	7.6	7.563	1/17/11	54,000
Jeffrey L. Smolinski	15,000	7.6	7.563	1/17/11	54,000

(1) Options become exercisable one year after the date of grant.

(2) The exercise price equals the prevailing market price of the Company's stock on the date of grant. The price may be paid in cash or by the surrender of outstanding shares.

(3) Present value calculated under the Black-Scholes Valuation Model, assuming a risk-free rate of return of 4.87 percent, 0.87 percent dividend yield, 52 percent volatility, and exercise in 5 years. This model is an alternative suggested by the Securities and Exchange Commission, and the Company neither endorses this particular model nor necessarily agrees with the method for valuing options. The future performance of the Company and the price of its shares will ultimately determine the value of these options.

The following table contains information regarding the exercise of options during the preceding fiscal year by the named executive officers, as well as unexercised options held by them at fiscal year-end.

Aggregated Option Exercises in Last Fiscal Year and Year-end Values

	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard E. Cook	-	-	62,500	20,000	52,850	18,940
Bernard J. Berg	12,000	32,902	100,000	15,000	45,300	14,205
Duane F. Kluting	-	-	112,000	15,000	74,875	14,205
Joan Mariani Andrew	-	-	75,000	15,000	24,390	14,205
Jeffrey L. Smolinski	-	-	80,000	15,000	45,300	14,205

Report on Executive Compensation

The Compensation Committee is currently comprised of three (3) members, and all members are outside directors; *i.e.*, none is an employee of the Company. The Committee provides an ongoing review of the executive compensation program to ensure it is structured and administered to support the Company's goals and strategy. The Committee makes recommendations to the Board of Directors with respect to all executive compensation except for the award of stock-based incentives, which are the exclusive prerogative of the Committee.

The Compensation policies established for executive officers are designed to assure the Company's ability to attract, motivate, and retain competent and dedicated senior management. In constructing and applying these policies, a conscious effort is made to identify and evaluate the executive compensation programs for comparable employers, considering such factors as geographic and industry influences, relative sizes, growth stages, and market capitalizations. With the assistance of a consulting firm, the Committee has established a peer group of corporations that it uses for compensation comparison purposes.

In general, compensation packages for executive officers are composed of three elements: base salary, annual bonus, and stock-based incentives. Base salary for an executive is determined by the executive's responsibility and the Company's need to be competitive in the market for executive services. Bonus compensation is based on achievement of corporate goals. Stock-based incentives are intended to strengthen the alignment of interests between shareholders and senior management and to address long-term performance. The Company believes that stock ownership by management is of critical importance to the ongoing success of the Company.

In the early part of 2001, the Compensation Committee reviewed the annual salary plan with the Chief Executive Officer for all other executive officers, and made such adjustments as the Committee thought appropriate, based upon salary survey data for comparable employers, economic conditions in general, and individual evaluations by the Chief Executive Officer. Annual salary for the Chief Executive Officer was reviewed independently by the Committee and adjusted based upon the same considerations for other executive salaries, plus input from the Nominating and Resource Committee and its evaluation on his performance as corporate leader.

At the same time, the Committee established an annual bonus program for fiscal 2001 that is applicable to all executive officers of the parent Company. The program has three components. One component is based on individual performance as determined by the Compensation Committee, in conjunction with the Chief Executive Officer with respect to other officers. A second component is based upon Company-wide economic performance defined to be roughly the return on average assets. The third component is based on increased sales where performance is measured against prior year sales. Based on these factors, the Company did not pay any bonus to the most highly compensated executive officers for the most recent fiscal year. Prior years' bonuses are reported in the Summary Compensation Table contained in this Proxy Statement.

The Committee also awarded stock options to six (6) officers during 2001 under the Employee Stock Option Plan, including the grants to the named executives detailed in the foregoing table captioned Option Grants in Last Fiscal Year. The options awarded to the executives, other than the Chief Executive Officer, were awarded based upon recommendations from the Chief Executive Officer, taking into account for each executive his or her contribution to success in prior periods by achieving agreed upon goals, and his or her ability and willingness to influence success in the future by striving to achieve individual and corporate goals. The Chief Executive Officer was awarded an option based primarily on the Committee's judgment that it is in the best interest of shareholders to provide incentive for the Chief Executive Officer in the form of stock options, in an amount that is appropriate relative to the options granted other executives, considering their abilities to influence corporate performance.

Compensation Committee
Ronald A. VandenBerg, Chairman
Stanley W. Cheff
Dr. Peter M. Banks

Stock Performance Graph

The following graph depicts the cumulative total return on the Company's common stock compared to the cumulative total return on the indices for NASDAQ Stock Market (U.S. and foreign) and NASDAQ nonfinancial stocks. The graph assumes an investment of $100 on the last trading day of 1996, and reinvestment of dividends in all cases.

Comparison of Five-Year Cumulative Total Returns
Performance Report for
X-Rite, Incorporated



$500
$400
$300
$200
$100
$0
1996
1997
1998
1999
2000
2001
X-Rite
Nasdaq Stock Market (US & Foreign)
Nasdaq Stock Non-Financial Stocks

Other Arrangements

The Company has not adopted any long-term incentive plan or any defined benefit or actuarial plan, as those terms are defined in the applicable regulations promulgated by the Securities and Exchange Commission.

Effective as of a change in control of the Company, the Company has made available to its executive officers contracts assuring them of continued employment for a period of three years. In the event of a change in control and the executive's employment is terminated by the Company during the three-year employment term without good cause, either actually or constructively, the executive is entitled to receive continued compensation and employee benefits for the remainder of the term.

CEO Cook has an Employment Agreement with the Company ending May 31, 2002, renewable annually thereafter for successive one-year periods unless terminated by either party as of the end of any renewal term. During its term, either party may terminate the Agreement for specified reasons. Mr. Cook is entitled to receive cash compensation for a minimum of twelve months and certain perquisites for the unexpired portion of the then current term if his employment is terminated for any reason other than death, disability, voluntary quit, or discharge for good cause. Mr. Cook is obligated not to compete with the Company or solicit its employees for a period of two years after termination of his employment. Mr. Cook's Agreement has been coordinated with the above-described change in control arrangement in the event a change in control of the Company occurs.

President Ferrara has an Employment Agreement with the Company for an initial term of three years, ending June 30, 2004, renewable annually thereafter for successive one-year periods unless terminated by either party as of the end of the initial term or any renewal term. During its continuation, either party may terminate the Agreement for specified reasons. Mr. Ferrara is entitled to receive cash compensation for a minimum of six months and certain perquisites for the unexpired portion of the then current term if his employment is terminated for any reason other than death, disability, voluntary quit, or discharge for good cause. Mr. Ferrara is obligated not to compete with the Company or solicit its employees for a period of two years after termination of his employment. Mr. Ferrara's Agreement has been coordinated with the above-described change in control arrangement in the event a change in control of the Company occurs.

Members of the Company's Board of Directors received an annual retainer of $13,000 ($30,000 for chairperson), plus a meeting fee of $750 ($1,500 for chairpersons) for each meeting of the Board or a committee attended. In addition, each nonemployee director immediately following each Annual Meeting of Shareholders is entitled to receive an option to purchase 10,000 shares of the Company's common stock at a price per share equal to the fair market value on the previous day. Each option has a term of ten years.

At the time former Chairman Ted Thompson retired from his position as the Company's Chief Executive Officer and retired from day-to-day management of the Company's affairs, the Company entered into an agreement with Mr. Thompson for the purpose of defining an ongoing relationship with the Company. In addition to specifying his responsibilities, compensation, and benefits, the agreement provides for compensation and insurance benefits for a period of five years after conclusion of his service as Chairman. At the time Mr. Thompson retired as Chairman of the Company, an amendment to that agreement was entered into providing Mr. Thompson certain health benefits in lieu of certain compensation. Mr. Thompson is obligated not to compete with the Company for a period ending two years after termination of the agreement.

Directors who have served three or more terms (nine years) are eligible to become Directors Emeritus at such time as they no longer hold the position of a director of the Company, if elected to that position by the Board of Directors. Directors Emeritus are entitled to attend meetings of the Board, but they may not vote, and they are entitled to receive the directors' annual retainer, but no meeting fees. Director Emeritus status lasts for a period equal to the length of service as a director or until any earlier resignation or death.

Report of the Audit Committee

The Audit Committee is currently comprised of three members. Two of the three members are "independent" within the meaning of the regulatory requirements applicable to the Company. The rules of the National Association of Securities Dealers applicable to the Company by virtue of its NASDAQ listing provide that audit committees be comprised solely of "independent directors," except where the Board of Directors determines that service by an individual who is not "independent" is in the best interest of the corporation and its shareholders. James A. Knister has been appointed to the Audit Committee by the Board even though he does not meet the definition of "independent director" due to his being one of the members and managers of XR Ventures, LLC, an affiliate of the Company. At the time of Mr. Knister's appointment to the Audit Committee, there were only seven incumbent directors, and it was the judgment of the Board that Mr. Knister should serve on the Audit Committee in light of the relative backgrounds and experiences of other eligible directors and their obligations for service on other Board committees.

Mr. Knister previously served as Chairman of the Company's Audit Committee, and he was instrumental in the drafting of the Audit Committee's Charter, under which the Audit Committee operates since it was made effective November 18, 1999. In addition, Mr. Knister has occupied the position of Chief Financial Officer of a publicly held company, and he has had extensive experience with the types of issues important to audit committees. In light of his experience, both within and outside the Company's Board of Directors, the Board has determined that his service on the Audit Committee would be in the best interest of the Company and its shareholders. In order to assure Mr. Knister's independence while acting in this capacity as a member of the Audit Committee, he has suggested, and the Board has determined, that he will not participate in Audit Committee activities, if any, that relate to XR Ventures, LLC.

Management is responsible for the Company's financial reporting process including its system of internal control, and for the preparation of financial statements in accordance with generally accepted accounting principles. The Company's independent auditors are responsible for auditing those financial statements. The Audit Committee is responsible to monitor and review these processes. The Audit Committee does not conduct auditing or accounting reviews or procedures, and members may not be experts in the fields of accounting or auditing. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the U.S. and on the representations of the auditors included in their report on the Company's financial statements. The Audit Committee's oversight does not provide us with an independent basis to determine that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, or that the Company's independent accountants are in fact "independent."

The following is a report of the Audit Committee to the Company's Board of Directors with respect to the most recently ended fiscal year.

To the Board of Directors:

We have reviewed and discussed with management the Company's audited financial statements as of, and for the year ended December 29, 2001.

We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and we have discussed with the independent auditors the independent auditors' independence.

Based upon the reviews and discussions referred to above, we recommend to the Board of Directors that the referenced financial statements be included in the Company's Annual Report on Form 10-K with respect to the most recently ended fiscal year.

Audit Committee
Stanley W. Cheff, Chairman
Rufus S. Teesdale
James A. Knister

Relationship With Independent Public Accountants

The consolidated financial statements of the Company and its subsidiaries for the year ended December 29, 2001, have been audited by Arthur Andersen LLP, independent public accountants, and the Board of Directors has selected Arthur Andersen LLP to serve as the Company's independent accountants for the year ending December 28, 2002. Representatives of Arthur Andersen LLP are expected to be present at the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if they desire.

Aggregate fees billed to the Company for the fiscal year ended December 29, 2001, by the Company's principal accounting firm, Arthur Andersen LLP, were $241,000 in Audit Fees, $0 for Financial Information System Design and Implementation Fees, and an additional $78,000 for all other fees.

The Audit Committee has considered whether the provision of non-audit services by the Company's principal auditor is compatible with maintaining auditor independence.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of Forms 3, 4, and 5 furnished to the Company during or with respect to the preceding fiscal year and written representations from certain reporting persons, the Company is not aware of any failure by any reporting person to make timely filings of those Forms as required by Section 16(a) of the Securities Exchange Act of 1934.

Certain Relationships and Related Transactions

XR Ventures, LLC is a joint venture between the Company and Peter M. Banks and James A. Knister. The main focus of XR Ventures is to find, acquire, develop, and operate interests in businesses or technologies important to the growth of new markets for the Company. Dr. Banks and Mr. Knister are responsible for the day-to-day operations of XR Ventures with input from Richard E. Cook, the Company's Chief Executive Officer. The Company funds acquisitions made by XR Ventures and in exchange receives its investment back in full before any distributions are made. In addition, the Company receives 80 percent of the gains on investments less any success fee payable to Dr. Banks and Mr. Knister. In exchange for their role in XR Ventures, Dr. Banks and Mr. Knister receive 20 percent of the gains on investments plus a success fee depending on the level of gains, which can be as low as zero, but can never exceed 6.67 percent of the gains. The Company reached the XR Ventures arrangement with Dr. Banks and Mr. Knister through arms-length negotiation, in which the Company was represented by it regular counsel and Dr. Banks and Mr. Knister were represented by separate counsel.

Shareholder Proposals – Annual Meeting

Any proposal of a shareholder intended to be presented at the 2003 Annual Meeting of the Shareholders of the Company must be received by the Company at its headquarters, 3100 44th Street, S.W., Grandville, Michigan 49418, no later than December 10, 2002, if the shareholder wishes the proposal to be included in the Company's Proxy Statement relating to that meeting. In addition, the Company's Bylaws contain certain notice and procedural requirements applicable to shareholder proposals, regardless of whether the proposal is to be included in the Company's proxy materials. A copy of the Company's Bylaws is filed with the Securities and Exchange Commission and can be obtained from the Public Retrieval Section of the Commission.

Miscellaneous

The Company's Annual Report to Shareholders including financial statements, as well as the Company's annual report on Form 10-K, is being mailed to shareholders with this Proxy Statement.

Management is not aware of any matters to be presented for action at the Annual Meeting other than as set forth in this Proxy Statement. If other business should come before the meeting, the persons named as proxy holders in the accompanying Proxy intend to vote the shares in accordance with their judgment, and discretionary authority to do so is included in the Proxy.

SHAREHOLDERS ARE URGED TO PROMPTLY DATE, SIGN, AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE.

By Order of the Board of Directors
Duane F. Kluting
Secretary

April 9, 2002
Grandville, Michigan

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 29, 2001

Commission file number 0-14800

X-RITE, INCORPORATED
(Name of registrant as specified in charter)

Michigan	38-1737300
(State of Incorporation)	(I.R.S. Employer Identification No.)

3100 44th Street S.W., Grandville, Michigan 49418
(Address of principal executive offices)

616-534-7663
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: (none)
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.10 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

On March 1, 2002, the number of shares of the registrant's common stock, par value $.10 per share outstanding was 20,200,166. The aggregate market value of the common stock held by non-affiliates of the registrant (i.e., excluding shares held by executive officers, directors and control persons as defined in Rule 405, 17 CFR 230.405) on that date was $168,560,286 computed at the closing price on that date.

Portions of the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III. Exhibit Index is located at Page 33.

PART I
ITEM 1. BUSINESS

(a) General Development of Business

X-Rite, Incorporated ("X-Rite" or the "Company") was organized in 1958 as a Michigan corporation. The business currently conducted by the Company is the development and marketing of instrument technologies in the fields of color, light and shape measurement. The Company has successfully developed and marketed numerous quality control instruments and accessories.

The Company made its initial public offering of common stock during 1986. Proceeds from that public offering were used to finance the construction of a new building for office, manufacturing and warehouse needs, purchase new production and laboratory equipment, retire debt and provide working capital.

X-Rite has grown through internal expansion and through acquisitions. In 1993 the Company established two foreign sales and service subsidiaries; X-Rite GmbH, Cologne, Germany and X-Rite Asia-Pacific Limited, Hong Kong. In 1994 the Company established an English subsidiary, X-Rite, Ltd., which acquired the outstanding stock of an X-Rite dealer located near Manchester, England. Also in 1994, the Company acquired the assets of Colorgen, Inc. ("Colorgen"), a Massachusetts-based manufacturer of retail paint matching systems. In 1995, the Company acquired the outstanding stock of Labsphere, Inc. ("Labsphere") of New Hampshire. Labsphere is a leading manufacturer of light measurement and light source integrating systems and instrumentation. In 1997, the Company acquired the assets of Light Source Computer Images, Inc. ("Light Source") a California-based producer of scanning, imaging and print optimization software. In 1998, the Company established a French subsidiary, X-Rite Méditerranée SARL, which acquired a branch of an X-Rite dealer located near Paris. In 2000, the Company acquired the assets of Optronik, GmbH ("Optronik") of Berlin, Germany, a leading developer and manufacturer of non-contact, on-line color and light measurement technologies. Optronik's facility is the Company's first research, development and manufacturing location in Europe. Also in 2000, the Company formed a domestic subsidiary, Coherix Corporation ("Coherix"), which acquired the assets of the HoloVision Products Group of Veridian-ERIM International. The Coherix product line uses tunable laser technology to provide three dimensional mapping of the surface of physical objects. In addition in 2000, the Company formed a strategic venture capital group, XR Ventures, LLC. The group's purpose is to direct and manage X-Rite's investments in start up companies in the high technology field.

(b) Financial Information About Operating Segments

The Company operates in one segment: quality control instruments and accessories. Accordingly, no separate operating segment information is presented.

(c) Narrative Description of Business

Principal Products
The Company's principal products are proprietary quality control instruments which utilize advanced optical and electronic technologies. The principal types of products and markets served include:

Color Products and Markets

Densitometers of various forms are utilized in the Company's color markets. Densitometers are instruments that measure optical or photographic density, compare such measurement to a reference standard, and signal the result to the operator of the instrument. Some models are designed for use in controlling variables in the processing of x-ray film in medical and non-destructive testing applications. Other models are designed to be used to control process variables in the production of photo-transparencies, such as photographic film and microfilm, or measure the amount of light that is reflected from a surface, such as ink on paper.

Spectrodensitometers combine the function of a densitometer with the functions of a colorimeter and a spectrophotometer (see following paragraphs) to provide measurements for monitoring color reproduction used for controlling the color of printed inks in graphic arts applications. Digital imaging applications include products which calibrate image setters, raster image processors and digital printers. The Company's products incorporate a spectral engine which is the most accurate type of measurement technology available and offer precise, repeatable and reliable measurements for pressroom quality control. Other similar Company products include the micro-spot spectrodensitometer, the first hand held measurement instrument to accurately read color bars and related micro sized color control elements, and the Auto Tracking Densitometer designed specifically for newspaper presses to evaluate and adjust gray balance in newspaper production.

Sensitometers are used to expose various types of photographic film in a very precise manner for comparison to a reference standard. The exposed film is processed and then "read" with a densitometer to determine the extent of variation from the standard.

Colorimeters measure light much like the human eye using red, green and blue receptors and are utilized to measure printed colors on packages, labels, textiles and other materials where a product's appearance is critical for buyer acceptance.

Spectrophotometers are related to colorimeters, however, they measure light at many points over the entire visible spectrum. Spectrophotometers are used in color formulation for materials such as plastics, paints, inks, ceramics and metals. The Company's multi-angle spectrophotometer which is used to measure the color of metallic finishes is useful for controlling the color consistency of automotive paints and other metallic and pearlescent coatings. In addition, the Company produces a spherical spectrophotometer which measures the color of textured surfaces and is used in the textile, paint and plastics industries.

Point-of-purchase paint matching systems are designed by the Company for use by paint stores, hardware stores, mass merchants and home improvement centers. X-Rite has established a significant market presence in the point-of-purchase paint matching business.

Color formulation and quality control software packages are designed by the Company for use with many of its products. This software is often combined with a computer and an instrument and sold as a turn-key system. Marketing efforts with respect to this family of related products are being directed at packaging material printers, textile, plastic, paint, ink and coatings manufacturers.

Light Products and Markets

Through its subsidiaries, Labsphere and Optronik, the Company produces integrating spheres and integrating sphere systems for numerous applications including the testing of incandescent and fluorescent lamp output, testing light emitting diodes and fiber optics, calibration of remote sensors and reflectance and transmittance light measurements. Labsphere is also a supplier of proprietary reflectance materials and coating services used in such products as photographic processing equipment, check scanning systems, x-ray film analysis, backlight illuminators and surface profiling equipment.

Shape Products and Markets

The Coherix Corporation subsidiary produces instruments that use tunable laser technology to provide three dimensional mapping of the surface of physical objects. These products can serve many markets including electronic component evaluation, micro-machines, automotive and metrology.

Distribution Networks

Sales of the Company's products are made by its own sales personnel and through independent manufacturer's representatives. Certain products not sold directly to end users are distributed through a network of independent dealers in seventy countries. Independent dealers are managed and serviced by the Company's sales staff and by independent sales representatives.

New Product Information
In 2001, the Company expanded into the dental market by the development of a significant technological advance in restorative tooth shade matching. The X-Rite ShadeVision® System improves patient care by replacing the subjective selection of tooth color with an accurate measurement.

Raw Materials
With few exceptions, raw materials and components necessary for manufacturing products and providing services are generally available from several sources. The Company does not foresee any unavailability of materials or components which would have a material adverse effect on its overall business.

Patents
The Company owns 42 U.S. and 20 non-U.S. patents. In addition, the Company currently has 44 patent applications on file. While the Company follows a policy of obtaining patent protection for its products where appropriate, it does not believe that the loss of any existing patent, or failure to obtain any new patents, would have a material adverse impact on its current operations.

Seasonality
The Company's business is generally not subject to seasonal variations that significantly impact sales, production or net income.

Working Capital Practices
The Company does not believe that it or the industry in general has any special practices or special conditions affecting working capital items that are significant for an understanding of the Company's business.

Significant Customers
No single customer accounted for more than 10% of total net sales in 2001, 2000 or 1999. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company.

Backlog
The Company's backlog of scheduled but unshipped orders was $4.8 million at February 23, 2002 and $8.9 million at March 1, 2001. The February 23, 2002 backlog is expected to be filled during the current fiscal year.

Competition
The Company has few competitors producing competing medical and photographic instruments and believes its share in those markets is substantial. There are approximately ten firms producing competing products in the graphic arts/digital imaging categories, and approximately five manufacturers of competing products in the color and appearance market, some of whom have significant resources and sales. The primary basis of competition for all the Company's products is technology, design and service. The Company believes that technologically advanced features are the primary advantages of its products.

Research , Development and Engineering
During 2001, 2000 and 1999, respectively, the Company expensed $15.5, $11.8 and $10.7 million on research, development and engineering. X-Rite has no customer sponsored research and development activities.

Human Resources
As of March 1, 2002, the Company employed 688 persons; 555 in its U.S. operations and 113 in its foreign subsidiaries. The Company believes that its relations with employees are excellent.

(d) Financial Information About Foreign and Domestic Operations

See Note 1 to the consolidated financial statements contained in Part II, Item 8 of this report.

ITEM 2. PROPERTIES

The Company and its subsidiaries own or lease properties throughout the world, listed below are the principal properties owned or leased as of March 1, 2002:

Location	Principal Uses	Owned/Leased
Grandville, MI	Manufacturing, R,D&E, sales, customer service, warehouse and administration.	Owned
Grandville, MI	Sales and training.	Leased
North Sutton, NH	Manufacturing, R,D&E, sales, customer service, warehouse and administration.	Owned
Littleton, MA	Customer service, R,D&E and sales.	Leased
Ann Arbor, MI	Customer service, R,D&E and sales.	Leased
Poynton, England	Sales and customer service.	Leased
Cologne, Germany	Sales and customer service	Leased
Berlin, Germany	Manufacturing, R,D&E, sales, customer service, warehouse and administration.	Leased
Quarry Bay, Hong Kong	Sales and customer service.	Leased
Brno, Czech Republic	Sales and customer service.	Leased
Massy, France	Sales and customer service.	Leased
Tokyo, Japan	Sales and customer service.	Leased
Beijing , China	Sales and customer service.	Leased
Tianjin, China	Sales and customer service.	Leased
Shanghai, China	Sales and customer service.	Leased
Origgio, Italy	Sales and customer service.	Leased

Collectively, X-Rite and its subsidiaries own approximately 288,000 square feet of space and lease approximately 60,000 square feet. Management considers all the Company's properties and equipment to be well maintained, in excellent operating condition, and suitable and adequate for the Company's development, production, distribution and selling requirements.

ITEM 3. LEGAL PROCEEDINGS

The Company is not presently engaged in any material litigation within the meaning of Item 103 of Regulation S-K. However, very recently, on February 19, 2002, Ivoclar Vivadent, Inc. and Shade Analyzing Technologies, Inc. sued the Company seeking injunctive relief and unspecified damages in U.S. District Court for the Western District of New York alleging infringement of certain U.S. Patents by the Company's ShadeVision system. The Company has reviewed the claims (with patent counsel) and does not believe that it infringes any valid claim of any of the plaintiffs' patents. The Company has asked the court to declare that all claims by plaintiffs are invalid, unenforceable, and/or not infringed by its system. The suit is in the preliminary stages of discovery and it is not possible to determine whether the litigation will proceed to trial. Although it cannot be predicted with certainty, management believes the ultimate resolution of this matter will not have a material adverse effect on the Company. The Company is also involved in other legal proceedings and litigation arising in the ordinary course of business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 29, 2001.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table lists the names, ages and positions of all of the Company's executive officers. Officers are elected annually by the Board of Directors at the first meeting of the Board following the Annual Meeting of Shareholders. Except as discussed, each of the named officers has served the Company in an executive capacity for more than five years.

Name	Age	Position	Position Held Since
Richard E. Cook	56	Chief Executive Officer	1998[1]
Michael C. Ferrara	59	President, Chief Operating Officer	2001[2]
Bernard J. Berg	58	Senior Vice President, Engineering	1983
Duane F. Kluting	52	Vice President, Chief Financial Officer	1992
Jeffrey L. Smolinski	40	Vice President, Operations	1994
Joan Mariani Andrew	43	Vice President, International	1995

[1] Mr. Cook was named Chief Executive Officer in 2000. For the period 1998 to 2000, Mr. Cook was President and COO of X-Rite, Incorporated. Previously, he was the President of Cascade Engineering, a developer and producer of plastic mold injection technology headquartered in Grand Rapids, Michigan, and he held that position for more than five years.

[2] Prior to joining X-Rite, Mr. Ferrara served as the Chief Executive Officer of Marine Optical Group, a worldwide design and marketing company in the eyewear business and he held that position for more than five years.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is quoted in the NASDAQ – National Market System under the symbol XRIT. As of March 1, 2002, there were approximately 1,500 shareholders of record. Ranges of high and low sales prices reported by The NASDAQ National Market System for the past two fiscal years appear in the following table.

	High	Low	Dividends Per Share
Year Ended December 29, 2001:			
First Quarter	$10.31	$ 6.50	$ .025
Second Quarter	10.30	8.15	.025
Third Quarter	9.75	6.70	.025
Fourth Quarter	10.00	6.75	.025
Year Ended December 30, 2000:			
First Quarter	$13.25	$ 6.00	$ .025
Second Quarter	13.50	8.56	.025
Third Quarter	11.75	8.00	.025
Fourth Quarter	9.00	5.00	.025

The Board of Directors intends to continue paying dividends at the current quarterly rate of 2.5 cents per share in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

Selected quarterly financial data for the two years ended December 29, 2001 is summarized as follows:

(000 except per share data)

QUARTER	Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Diluted Earnings (Loss) Per Share
2001:					
First Quarter	$ 25,360	$ 16,263	$ 2,844	$ 2,429	$ .11
Second Quarter	24,429	15,448	1,927	1,755	.08
Third Quarter	21,739	13,579	(1,199)	404	.02
Fourth Quarter	20,130	11,781	(1,473)	(2,655)	(.12)
	$ 91,658	$ 57,071	$ 2,099	$ 1,933	$ .09
2000:					
First Quarter	$ 26,134	$ 17,123	$ 5,259	$ 3,556	$ .17
Second Quarter	26,232	16,756	5,215	3,616	.17
Third Quarter	23,087	14,619	2,963	1,863	.09
Fourth Quarter	27,996	18,008	4,636	3,373	.15
	$103,449	$ 66,506	$ 18,073	$12,408	$ .58

Selected financial data for the five years ended December 29, 2001 is summarized as follows:

(000 except per share data)

	2001	2000	1999	1998	1997
Net sales	$ 91,658	$103,449	$100,209	$ 94,811	$ 96,991
Net income	1,933	12,408	13,649	6,862	18,022
Net income per share:					
Basic	.09	.59	.65	.33	.85
Diluted	.09	.58	.62	.32	.85
Dividends per share	.10	.10	.10	.10	.10
Total assets	$118,952	$125,683	$107,819	$ 95,444	$ 92,468
Long-term debt	-	-	-	-	-

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The issues discussed in management's discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes to the consolidated financial statements. The following table sets forth information derived from the Company's consolidated statements of income expressed as a percentage of net sales.

	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	37.7	35.7	34.1
Gross profit	62.3	64.3	65.9
Operating expenses:			
Selling and marketing	25.4	21.0	20.1
General and administrative	16.8	14.5	14.9
Research, development & engineering	16.9	11.4	10.7
Restructuring charges	.9	-	-
	60.0	46.9	45.7
Operating income	2.3	17.4	20.2
Other income	1.0	1.0	0.8
Write down of other investments	(1.2)	-	-
Income before income taxes	2.1	18.4	21.0
Income taxes	-	6.5	7.4
Net income	2.1%	11.9%	13.6%

Net Sales

The economic slowdown coupled with a severe decline in capital goods spending had a significant impact on the Company's sales in 2001. Consolidated sales for the year were $91.7 million, an 11.4 percent decrease from 2000 sales of $103.4 million. Sales in 2000 were a 3.2 percent increase over 1999 sales of $100.2 million. The declining sales trend was more pronounced in the second half of the year. Combined sales in the third and fourth quarters were $41.9 million, a 15.9 percent decrease compared to the $49.8 million in sales recorded in quarters one and two.

Weakness in the industrial, retail paint matching and after market auto refinishing sectors caused the Color and Appearance business (Coatings) to experience a 16.9 percent drop in sales compared to 2000. Decreased demand was also noted in the Printing and Imaging business which decreased 13.9 percent compared to 2000. The primary components of the Graphic Arts product lines were down compared to 2000. Printing declined 11.0 percent while imaging decreased 16.6 percent. The Company recorded increases in both its biodiagnostic and light measurement product lines. Sales to the biodiagnostic industries increased by 20.7 percent over 2000, while light measurement sales increased by 2.2 percent over 2000.

From a geographic perspective the Company experienced mixed results in 2001. A strong Asian economy enabled the Company to achieve a 6.8 percent increase over 2000, in this region. Sales in Europe decreased 1.3 percent year over year, as economic conditions in this region deteriorated in the second half of the year. The economy in North America declined through the year presenting many challenges to our sales and marketing efforts. For the year sales declined 17.8 percent over 2000.

Sales from the Coherix and Optronik units which were acquired in the third quarter of 2000 (See Acquisitions and Investments, below) had a nominal impact on sales in 2001 and 2000.

Price increases had a marginal impact on sales levels in 2001, 2000 and 1999.

Gross Profit

Gross profit as a percent of net sales was 62.3 percent in 2001 as compared to 64.3 and 65.9 percent in 2000 and 1999, respectively. The Company's manufacturing processes have a high degree of vertical integration. Vertical integration allows for many efficiencies in an increasing volume environment, but will also increase costs as a percent of net sales should volumes decrease. The Company's efforts to refine manufacturing processes and contain costs have met with success for many of its products, however in 2001, many of these costs savings were offset by lower production volumes against which to apply overhead. Competition in the capital goods markets makes it difficult to increase prices significantly to offset lower volumes.

Selling and Marketing Expenses

The Company's sales and marketing efforts have expanded as we enter into new markets and previously *underserved geographic regions. In 2001, selling and marketing expenses were $23.2 million, a 7.1 percent* increase over 2000. Selling and marketing expenses in 2000 were $21.7 million, an 8.0 percent increase over the 1999 costs of $20.1 million. The increased costs in 2001 were focused primarily on establishing our presence in the light and shape measurement markets, as well as the introduction of the new ShadeVision dental product. These investments were rewarded on several fronts. Labsphere was able to record a sales increase even though many of the markets it serves are being impacted by the economic slow down in North America. The ShadeVision dental instrument has received a strong reception during its introduction phase which culminated with the Company entering into an exclusive U.S. distribution agreements with Sullivan-Schein Dental and Zahn Dental Company, Inc., the largest distributors of dental and dental laboratory supplies in the U.S. The formal product rollout will occur in the first quarter of 2002.

In addition to new market development, the Company expanded its physical presence for the traditional Company color products in 2001 with the opening of additional sales offices in China and Italy. China offers many exciting markets for the Company as it is quickly becoming the manufacturing and financial center of the Asia Pacific region. The Company intends to become the provider of choice for color, light and shape measurement solutions to this dynamic region.

While firmly committed to its core markets, the Company intends to leverage the skills and talents of its employees to develop niches in new markets such as biodiagnostics, telecommunications, fiber optics and advanced quality control processes. It is anticipated that these markets will play a significant role in the future of the Company.

General and Administrative

General and administrative expenses grew modestly in 2001. Total expenditures in 2001 were $15.4 million, compared to 15.0 in 2000 a 2.7 percent increase. The 1999 expenses were also $15.0 million. The year over year growth in 2001 can be attributed primarily to the costs of a full year of operations for our 2000 acquisitions Coherix and Optronik. Additional costs were incurred for the opening of new international offices as noted above.

Research Development and Engineering

Research, Development and Engineering (RD&E) grew substantially in 2001. In 2001, expenditures were $15.5 million compared to $11.8 and $10.7 million in 2000 and 1999, respectively. The year over year percentage increases were 31.4 and 10.3 percent, respectively. The $3.7 million increase in 2001 includes the research and development costs of Coherix and Optronik for a full year. Additional research investments were made at Labsphere for the development of its Vertical Cavity Surface Emitting Lasers (VCSELs) Wafer Probe and Light Emitting Diodes (LEDs) Wafer Probe Systems, and at the Company for the development of the ShadeVision dental shade matching system. The Company is committed to creating measurement solutions for many new industries and anticipates that its RD&E investments will continue to be substantial.

In addition to the RD&E costs reported as operating expenses, costs were incurred to develop new software products in each of the last three years that were not included with RD&E expenses. Those costs were capitalized, and the related amortization expense was included in cost of sales (see Note 2 to the accompanying consolidated financial statements). Software development costs capitalized totaled $1.6, $1.6 and $1.3 million in 2001, 2000 and 1999, respectively.

Restructuring Charge

In September 2001, the Company announced a workforce reduction plan and recorded $.9 million pretax charge to earnings. This charge has been classified separately as a component of Operating Expense under the caption of "Restructuring Charge" and represents costs associated with non voluntary termination benefits for approximately sixty positions. The Company expects this workforce reduction will save approximately $3.5 million annually. Benefit payments began during the fourth quarter of 2001. As of December 29, 2001, 43 positions have been eliminated. The Company anticipates the balance of the restructuring will be complete by September 2002. The remaining unpaid benefits at December 29, 2001of $.5 million are included in accrued liabilities.

Other Income

Other income in 2001, 2000 and 1999 consists primarily of interest income and foreign exchange gains and losses. The Company's investment portfolio is made up of short term tax exempt municipal bonds, mutual funds and corporate securities. The decline in income in 2001 is due to decreased yields in the tax exempt markets as well as lower funds available for investment.

Write-Down of Other Investments

Included in other investments in 2001 and 2000, is net $8.6 and $4.6 million, respectively, related to investments made by the Company's strategic venture capital group, XR Ventures, LLC (See Acquisitions and Investments, below). Each investment represents less than 20 percent of the ownership of the respective investees. Since the Company does not exercise significant influence over the operating and financial policies of each investee, the investments have been recorded at cost. The Company periodically evaluates the carrying value of each investment to determine whether a decline in fair value below the cost has occurred. If the decline is determined to be other than temporary, the carrying value is adjusted to the current fair value and a loss is recognized. In the fourth quarter of 2001 it was determined that certain investments had been permanently impaired requiring a write-down of $1.1 million. No such write-downs occurred in 2000.

Income Taxes

The effective tax rate for 2001 was zero percent, and approximately 35 percent for both 2000 and 1999, respectively. The 2001 rate has benefited from the execution of certain international tax strategies.

Inflation

The Company has experienced the effects of inflation on its business through increases in the cost of services, employee compensation and fringe benefits. Although modest adjustments to selling prices have offset the effects of inflation, the Company continues to explore ways to improve productivity and reduce operating costs. The Company does not anticipate any significant adverse impact from inflation in the coming year.

Approximately 80 percent of the Company's transactions are invoiced and paid in U.S. dollars, a level that is anticipated to increase.

Liquidity and Capital Resources

Cash flow from operations in 2001 was $12.0 million, compared to $20.5 million in 2000, a decrease of $8.5 million or 41.5 percent. Cash flow from operations was $20.4 million in 1999. Reduced working capital investment, principally accounts receivable, was the largest source of cash from operations. Certain expenses included in net income did not require the use of cash. The most significant non-cash expenses in 2001, which totaled $6.2 million, were depreciation and amortization. For 2000 and 1999 depreciation and amortization charges were $5.7 and $5.9 million, respectively.

Lower earnings caused a decrease in the Company's liquidity. Cash and short-term investments at December 29, 2001, were $24.8 million as compared to $31.1 million at December 30, 2000. Working capital at December 29, 2001, was $52.1 million as compared to $61.7 million at December 30, 2000. A reduction in current income taxes payable allowed the current ratio to improve to 8.2:1 at December 29, 2001 compared to 5.9:1 at December 30, 2000. Current liabilities were $7.2 million at December 29, 2001, compared to $12.5 million at December 30, 2000.

Since going public in 1986, the Company has funded its operations, investing, acquisitions and financing activities from internally generated cash flows and cash reserves. Management anticipates that the Company's current liquidity, future cash flows and credit line will be sufficient to fund the Company's operations, life insurance premiums, capital expenditures, stock repurchases and dividends for the foreseeable future. Should additional funding be necessary, additional short or long-term borrowing arrangements are the most probable alternatives for meeting capital resource and liquidity needs. The Company maintains a revolving line of credit of $20 million. The line was not used during 2001.

X-Rite's short-term investments consist primarily of tax free municipal bonds, government agency bonds, high grade corporate bonds, mutual funds and preferred stocks. The Company records an allowance for unrealized gains and losses related to its portfolio. Changes to the allowance are reported as a component of other comprehensive income. The allowance was $.6 and $.5 million at December 29, 2001 and December 30, 2000, respectively.

Capital expenditures of $5.0 million were made in 2001. These expenditures were made primarily for machinery, equipment, building improvements, computer hardware and software. Capital expenditures in 2000 were $4.1 million. The Company anticipates making capital expenditures in 2002 of approximately $3.5 million.

During 1998, the Company entered into agreements with its founding shareholders for the future purchase of 4.5 million shares, or 21.3 percent of the Company's outstanding stock at December 29, 2001. The stock purchases will occur following the later of the death of each founder and his spouse. The price the Company will pay the founders' estates for these shares will reflect a 10 percent discount from the market price, although the discounted price may not be less than $10 per share (a total of $45.4 million) or more than $25 per share (a total of $113.5 million).

The cost of the purchase agreements will be funded by $160.0 million of proceeds from life insurance policies the Company has purchased on the lives of certain of these individuals. The Company anticipates that stock purchases will not coincide with the receipt of insurance proceeds; therefore, borrowed funds may be needed from time to time to finance the Company's purchase obligations. Insurance was purchased at the $160.0 million level in order to cover both the maximum aggregate purchase price and anticipated borrowing costs. Life insurance premiums total $4.3 million each year while all the policies remain in effect. Of the $4.3 million paid in 2001, 2000 and 1999 approximately $1.0, $1.0 and $1.2, respectively, were classified as expense.

During the fourth quarter of 2001, the Company was notified of the death of one its founders whose shares are included in the purchase program. Under the terms of the agreement with that founder, the Company is obligated to purchase 1,120,000 shares of stock at $10.00 per share or $11.2 million. This founder was not insured; therefore, as anticipated at the time the agreement was entered into, the Company will fund this obligation with cash and short-term investments. The transaction was completed in January of 2002.

The Company's most significant financing activities in 2001 were the payment of dividends to shareholders and the repurchase of common stock outstanding. During the last three years dividends were paid at a rate of 10 cents per share or $2.1 million dollars annually. At the present time, the Board of Directors intends to continue payments at this rate. In September 2000, the Board of Directors authorized a common stock repurchase program of up to one million shares of outstanding stock. The timing of the program and amount of the stock repurchases will be dictated by overall financial and market conditions. During 2001, the Company repurchased 231,364 shares at an average cost of $7.56 per share. There were no shares repurchased during 2000.

Acquisitions and Investments

In 2000, the Company purchased the assets of Optronik GmbH. Based in Berlin, Germany, Optronik is a leading provider of color and light measurement instrumentation and software. Focused primarily on on-line color and light measurement for web based processes, its non-contact measurement technologies are new to the Company. The Berlin location gives the Company its first research, development and manufacturing capabilities in Europe.

Also during 2000, the Company purchased the assets of the HoloVision Products Group of Veridian-ERIM International. The products produced by this group use tunable lasers to map the surface of physical objects for a variety of industrial applications. Currently the products are used to provide non-contact measurement applications requiring a three dimensional perspective. The measurement of shape complements the

Company's technologies for color and light measurement. The ability to provide high resolution, non contact, spatial measurement will elevate the Company's exposure to many dynamic markets, such as, micro-machines, telecommunications and biodiagnostics.

XR Ventures, LLC is a strategic venture capital group formed in 2000 and majority owned by the Company. Its mission is to direct and manage the Company's investments in start up companies in high technology fields. The Company's partners in the group are Dr. Peter M. Banks and Mr. James A. Knister. Both have had extensive careers as executives in technology companies. In addition to their roles with XR Ventures, both serve on the Board of Directors of the Company. The venture group seeks out, but is not restricted to companies with technologies that are directly related to current Company technologies, or technologies that the Company is interested in pursuing including biosensors, micro mechanical systems, telecommunication components and information technologies. At December 29, 2001 and December 30, 2000 XR Ventures, LLC held minority positions in eleven and seven companies, with a total net investment of $ 8.6 and $4.6 million, respectively. The Board of Directors of the Company evaluated the fairness, on-going risks and uncertainty involved in partnering with two of its directors. The arrangement was negotiated at arms-length with Dr. Banks and Mr. Knister who were represented by their own counsel while the Company was represented by its regular counsel.

Other Matters

In November of 2001, the Company's Board of Directors adopted a Shareholder Protection Rights Plan (the "Plan"), to be implemented in the first quarter of 2002. The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $30.00, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire in the first quarter 2012. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees and affiliates, automatically become void.

FORWARD-LOOKING STATEMENTS:

This discussion and analysis of financial condition and results of operations, as well as other sections of the Company's Form 10-K, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended, that are based on management's beliefs, assumptions, current expectations, estimates and projections about the industries it serves, the economy, and about the Company itself. Words such as "anticipates," "believes, " "estimates," "expects," "likely," "plans," "projects," "should," variations of such words and similar expressions are intended to identify such forward looking statements. These statements, such as those related to refining manufacturing processes, new products and new markets, are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Furthermore, X-Rite, Incorporated undertakes no obligation to update, amend or clarify forward looking statements, whether as a result of new information, future events or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk sensitive financial instruments do not subject the Company to material market risk exposures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following report, financial statements and notes are included with this report:

Report of Independent Public Accountants

To the Shareholders of X-Rite, Incorporated:

We have audited the accompanying consolidated balance sheets of X-Rite, Incorporated (a Michigan corporation) and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, permanent shareholders' investment and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of X-Rite, Incorporated and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
January 29, 2002

X-RITE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 29, 2001	December 30, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,164	$ 18,595
Short-term investments	15,667	12,469
Accounts receivable, less allowance of $1,237 in 2001 and $1,506 in 2000	12,048	19,463
Inventories	15,235	15,800
Refundable income taxes	4,079	-
Deferred taxes	2,139	6,503
Prepaid expenses and other current assets	1,022	1,427
	59,354	74,257
Property plant and equipment:		
Land	2,278	2,278
Buildings and improvements	16,745	15,872
Machinery and equipment	14,364	13,270
Furniture and office equipment	17,477	14,918
Construction in progress	377	574
	51,241	46,912
Less accumulated depreciation	(28,899)	(25,046)
	22,342	21,866
Other assets:		
Cash surrender values (founders' policies)	13,197	9,918
Costs in excess of net assets acquired	9,599	10,604
Other investments	8,634	4,610
Other noncurrent assets	5,826	4,428
	37,256	29,560
	$ 118,952	$ 125,683

The accompanying notes are an integral part of these statements.

X-RITE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS – Continued
(in thousands, except share and per share data)

	December 29, 2001	December 30, 2000
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current liabilities:		
Accounts payable	$ 1,713	$ 2,456
Accrued liabilities:		
Payroll and employee benefits	2,743	2,603
Income taxes	-	5,063
Other	2,767	2,423
	7,223	12,545
Temporary shareholders' investment:		
Value of shares subject to redemption agreements; 4,540,000 shares issued and outstanding in 2001 and 2000	45,400	45,400
Permanent shareholders' investment:		
Preferred stock, $.10 par value, 5,000,000 shares authorized; none issued	-	-
Common stock, $.10 par value, 50,000,000 shares authorized; 16,761,118 and 16,797,321 shares issued and outstanding in 2001 and 2000 respectively, not subject to redemption agreements	1,676	1,680
Additional paid-in capital	5,792	5,993
Retained earnings	61,431	61,639
Accumulated other comprehensive loss	(2,208)	(1,574)
Stock conversion program	(362)	-
	66,329	67,738
	$ 118,952	$ 125,683

The accompanying notes are an integral part of these statements.

X-RITE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Year Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Net sales	$ 91,658	$ 103,449	$ 100,209
Cost of sales	34,587	36,943	34,218
Gross Profit	57,071	66,506	65,991
Operating expenses:			
Selling and marketing	23,231	21,685	20,096
General and administrative	15,380	14,977	14,953
Research, development and engineering	15,499	11,771	10,689
Restructuring charge	862	-	-
	54,972	48,433	45,738
Operating income	2,099	18,073	20,253
Other income	959	1,090	827
Write-down of other investments	(1,125)	-	-
Income before income taxes	1,933	19,163	21,080
Income taxes	-	6,755	7,431
Net Income	$ 1,933	$ 12,408	$ 13,649
Earnings per share			
Basic	$ .09	$ .59	$ .65
Diluted	$ .09	$ .58	$ .62

The accompanying notes are an integral part of these statements.

X-RITE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PERMANENT SHAREHOLDERS' INVESTMENT
(in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Shares in Escrow	Accumulated Other Comprehensive Income (Loss)	Stock Conversion Program	Total Permanent Shareholders' Investment
BALANCES JANUARY 2, 1999	$ 1,664	$ 8,143	$ 39,793	$ (4,794)	$ (87)	$ -	$ 44,719
Net income	-	-	13,649	-	-	-	13,649
Translation adjustment	-	-	-	-	(659)	-	(659)
Unrealized loss on short-term investments	-	-	-	-	(468)	-	(468)
Total comprehensive income							12,522
Cash dividends declared of $.10 per share	-	-	(2,095)	(26)	-	-	(2,121)
Issuance of 62,717 shares of common stock under employee benefit plans	6	296	-	-	-	-	302
BALANCES, JANUARY 1, 2000	1,670	8,439	51,347	(4,820)	(1,214)	-	55,422
Net income	-	-	12,408	-	-	-	12,408
Translation adjustment	-	-	-	-	(522)	-	(522)
Unrealized gain on short-term investments	-	-	-	-	162		162
Total comprehensive income							12,048
Cash dividends declared of $.10 per share	-	-	(2,116)	(13)	-	-	(2,129)
Issuance of 96,425 shares of common stock under employee benefit plans	10	467	-	-	-	-	477
Sale of 257,264 shares by escrow fund	-	(2,913)	-	4,833	-	-	1,920
BALANCES, DECEMBER 30, 2000	1,680	5,993	61,639	-	(1,574)	-	67,738
Net income	-	-	1,933	-	-	-	1,933
Translation adjustment	-	-	-	-	(565)	-	(565)
Unrealized loss on short-term investments	-	-	-	-	(69)	-	(69)
Total comprehensive income							1,299
Cash dividends declared of $.10 per share	-	-	(2,141)	-	-	-	(2,141)
Issuance of 195,161 shares of common stock under employee benefit plans	19	1,525	-	-	-	(517)	1,027
Repurchase of 231,364 shares of common stock	(23)	(1,726)	-	-	-	-	(1,749)
Stock conversion program	-	-	-	-	-	155	155
BALANCES, DECEMBER 29, 2001	$ 1,676	$ 5,792	$ 61,431	$ -	$ (2,208)	$ (362)	$ 66,329

The accompanying notes are an integral part of these statements.

X-RITE, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the year ended		
CASH FLOWS FROM OPERATING ACTIVITIES:	December 29, 2001	December 30, 2001	January 1, 2000
Net Income	$ 1,933	$ 12,408	$ 13,649
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,168	5,717	5,862
Allowance for doubtful accounts	494	388	412
Deferred income taxes	4,082	(4,669)	(246)
Write-down of other investments	1,125	-	-
Other	299	18	(58)
Changes in operating assets and liabilities net of effects from acquisitions:			
Accounts receivable	7,246	335	(1,576)
Inventories	700	415	278
Prepaid expenses and other current and noncurrent assets	(880)	144	(547)
Accounts payable	(806)	217	638
Income taxes payable	(9,142)	4,738	135
Other accrued liabilities	775	792	1,818
Net cash provided by operating activities	11,994	20,503	20,365
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of short-term investments	1,442	2,606	1,258
Proceeds from sales of short-term investments	24,273	19,420	19,875
Purchases of short-term investments	(29,020)	(12,378)	(24,473)
Capital expenditures	(4,972)	(4,140)	(4,343)
Acquisitions, less cash acquired	-	(4,505)	-
Investment in founders' life insurance	(3,279)	(3,302)	(3,525)
Increase in other investments	(5,149)	(4,610)	-
Purchases of other assets	(1,641)	(1,628)	(1,373)
Other investing activities	56	(16)	85
Net cash used for investing activities	(18,290)	(8,553)	(12,496)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(2,141)	(2,129)	(2,121)
Issuance of common stock	1,027	477	302
Repurchase of common stock	(1,749)	-	-
Proceeds from sales of escrow investments	-	1,920	-
Net cash provided by (used for) financing activities	(2,863)	268	(1,819)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(272)	(521)	(688)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,431)	11,697	5,362
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,595	6,898	1,536
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,164	$ 18,595	$ 6,898

The accompanying notes are an integral part of these statements.

X-RITE, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND OTHER INFORMATION

X-Rite, Incorporated and its subsidiaries (individually "X-Rite" and all of its subsidiaries the "Company") are engaged in the development, manufacture and sale of technically sophisticated instrumentation and user friendly software solutions for a wide variety of color, light and shape measurement applications. Principal markets for the Company's products include the paint, plastic, textile, packaging, photographic, graphic arts and medical industries, in addition to commercial and research laboratories. Based on the nature of its products, customers and markets, the Company's management evaluates its business as a single reportable operating segment.

Products are sold worldwide through the Company's own sales personnel and through independent sales representatives. The Company is headquartered in Grandville, Michigan and has other domestic operations in New Hampshire and Massachusetts. In addition, the Company has locations in Germany, England, Hong Kong, the Czech Republic, France, Italy, China and Japan. Manufacturing is done in the United States and Germany.

Sales to customers are attributed to the geographic areas based upon the location of the customer. Long lived assets consist of plant and equipment (in thousands):

	2001	2000	1999
Domestic sales:			
U.S. operations	$ 52,637	$ 65,136	$ 65,732
International sales:			
U.S. operations export sales to unaffiliated customers	13,530	12,002	11,023
Foreign subsidiary sales	25,491	26,311	23,454
	39,021	38,313	34,477
	$ 91,658	$ 103,449	$ 100,209
Long lived assets:			
U.S. operations	$ 21,054	$ 20,285	$ 19,884
International	1,288	1,581	1,171
	$ 22,342	$ 21,866	$ 21,055

No single customer accounted for more than 10 percent of total net sales in 2001, 2000 or 1999.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of X-Rite, Incorporated and its subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company utilizes a 4-4-5 quarterly accounting cycle. Accordingly, 2001 ended on December 29, 2001, 2000 ended on December 30, 2000 and 1999 ended on January 1, 2000. The Company's 2001, 2000 and 1999 results from operations would have been approximately the same if each year had ended on December 31.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Inventories

Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market. Components of inventories are summarized as follows (in thousands):

	2001	2000
Raw materials	$ 6,079	$ 7,024
Work in process	5,078	4,903
Finished goods	4,078	3,873
	$ 15,235	$ 15,800

Property, Plant, and Equipment and Depreciation

Plant and equipment are stated at cost and include expenditures for major renewals and betterments. Maintenance and repairs that do not extend the lives of the respective assets are charged to expense as incurred. Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets. Estimated depreciable lives are as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 10 years; and furniture and office equipment, 3 to 10 years.

Software Development Costs

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility is achieved. After technological feasibility is achieved, any additional development costs are capitalized and amortized using the greater of the straight-line method over a three-year period, or the amount computed by applying the ratio of current product revenues to total estimated product revenues.

The Company capitalized $1.6, $1.6 and $1.3 million of software development costs during 2001, 2000 and 1999, respectively. Amortization expense was $1.2, $1.4 and $1.2 million in 2001, 2000 and 1999, respectively. The net capitalized software development costs included in other noncurrent assets were $2.8 and $2.4 million as of December 29, 2001 and December 30, 2000, respectively.

Costs in Excess of Net Assets Acquired

Costs in excess of net assets acquired resulted primarily from the 1995 acquisition of Labsphere, Inc., and the 2000 acquisitions of the assets of Optronik GmbH and the HoloVision Products group. The costs associated with the Labsphere acquisition are being amortized using the straight-line method over twenty years. The costs associated with the Optronik GmbH and HoloVision Products Group acquisitions are being amortized using the straight-line method over ten years. Accumulated amortization of excess acquisition costs was $4.4 and $3.4 million at December 29, 2001 and December 30, 2000, respectively.

Long Lived Assets

The Company evaluates the recoverability of its long lived assets by determining whether unamortized balances can be recovered through undiscounted future operating cash flows over the remaining lives of the assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121. If the sum of the expected future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value. The estimated fair value is determined by discounting the expected future cash flows at a rate that would be required for a similar investment with like risks. No significant impairments were provided for in 2001, 2000 or 1999.

Investments Carried at Cost

Included in other investments in 2001 and 2000, respectively, are net $8.6 and $4.6 million related to investments made by the Company's strategic venture capital group, XR Ventures, LLC which was formed in 2000. The Company funds acquisitions made by XR Ventures, LLC and in exchange receives its investment back in full before any distributions are made. Each investment represents less than 20 percent of the ownership of the respective investee. Because the Company is unable to exercise significant influence over the operating and

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investments Carried at Cost, continued

financial policies of each respective investee, the investments have been recorded at cost. The Company periodically evaluates the carrying value of each investment to determine whether a decline in fair value below the respective cost has occurred. If the decline is determined to be other than temporary, the carrying value is adjusted to the then current fair value as the new cost basis and a loss is recognized. In 2001 it was determined that the fair value of certain investments had been permanently impaired requiring a write down of $1.1 million. No such write downs occurred in 2000.

Temporary and Permanent Shareholders' Investment

During 1998 the Company entered into agreements with its founding shareholders for the future redemption of 4.54 million shares or 21.3 percent of its outstanding stock at December 29, 2001 (see Note 8). These shares have been reclassified on the balance sheet to a temporary equity account. The Company records the results of its operations and all other equity transactions as a component of permanent shareholders' investment.

Income Taxes

The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are recognized for all temporary differences between tax and financial reporting, and are measured using the enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to reverse.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards. Revenue from sales of products and services is recognized when a purchase order has been received, the product has been shipped or the service has been performed, the sales price is fixed and determinable and collection of any resulting receivable is probable.

Advertising Costs

Advertising costs are charged to operations in the period incurred and totaled $1.5, $1.7 and $2.0 million in 2001, 2000 and 1999, respectively.

Per Share Data

Basic earnings per share ("EPS") are computed by dividing net income by the weighted-average number of common shares outstanding in each year. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding plus all shares that would have been outstanding if every potentially dilutive common share had been issued. The following table reconciles the numerators and denominators used in the calculations of basic and diluted EPS for each of the last three years:

	2001	2000	1999
Numerators:			
Net income numerators for both basic and diluted EPS (in thousands)	$1,933	$12,408	$ 13,649
Denominators:			
Denominators for basic EPS			
Weighted-average common shares outstanding	21,394,775	21,171,963	20,951,692
Potentially dilutive shares			
Shares subject to redemption agreements (see Note 8)	384,252	358,722	1,155,096
Stock options	51,542	37,768	6,985
Denominators for diluted EPS	21,830,569	21,568,453	22,113,773

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Per Share Data, continued

Certain exercisable stock options were not included in the calculations of diluted EPS because option prices were greater than average market prices for the periods presented. The number of stock options not included in the calculation and the ranges of exercise prices were 1,022,900 and $10.13 - $19.50 in 2001, 1,005,800 and $7.03 - $19.50 in 2000, and 984,500 and $7.03 - $19.50 in 1999.

Foreign Currency Translation
Foreign currency balance sheet accounts are translated into U.S. dollars at the exchange rate in effect at year end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the statements of permanent shareholders' investment. Gains and losses arising from re-measuring foreign currency transactions into the appropriate currency are included in the determination of net income.

Fair Value of Financial Instruments
The fair value of the Company's financial instruments included in current assets and current liabilities approximates fair value due to their short-term nature.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates; however, management believes that any subsequent revisions to estimates used would not have a material effect on the financial condition or results of operations of the Company.

New Accounting Standards
On December 31, 2000, the Company adopted SFAS No. 133, 137 and 138. These standards establish accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as an asset or liability measured at its current fair value and that changes in a derivative's fair value be recognized currently in the determination of net income unless specific hedge accounting criteria are met. The impact of adopting this standard was not material to the consolidated financial statements of the Company.

SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets" amend the accounting for business combinations, goodwill and intangible assets. Effective for any business combination that is completed after June 30, 2001, SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142 no longer requires amortization of goodwill and indefinite lived intangible assets. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In addition, SFAS No 142 establishes a new method of testing goodwill for impairment by using a fair value approach. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt the pronouncement in their fiscal year beginning after December 15, 2001.

Total goodwill included in the Company's statements was $9.6 million at December 29, 2001 and $10.6 million at December 30, 2000. Goodwill amortization expense was $1.0, $.7 and $.5 million for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The Company is currently assessing the effect of the new standards related to impairment testing of goodwill, but at this time can not estimate the impact if any, on the consolidated financial statements.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

New Accounting Standards, continued

In addition, SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", requires long-lived assets to be measured at the lower of either the carrying amount or of the fair value less the cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. This standard is effective for the Company's fiscal year ending December 28, 2002. The Company does not expect that adoption of this statement will have a material effect on the consolidated financial statements.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

NOTE 3--SHORT-TERM INVESTMENTS

The Company classifies all of its short-term investments as available for sale securities. Such short-term investments consist primarily of United States federal agency securities, state and municipal securities, mutual funds, corporate bonds and preferred stocks, which are stated at market value with unrealized gains and losses on such securities reflected net of tax as other comprehensive income (loss) in permanent shareholders' investment. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

The carrying value of the Company's investments were as follows (in thousands):

	2001		2000	
	Cost	Market Value	Cost	Market Value
Investments:				
U.S. federal agency obligations	$ 2,570	$ 2,551	$ 1,000	$ 979
State and municipal securities	10,110	10,110	7,616	7,615
Mutual funds	1,530	1,151	1,530	1,361
Corporate bonds	820	809	1,680	1,611
Preferred stocks	1,217	1,046	1,117	903
	16,247	15,667	12,943	12,469
Unrealized losses	(580)	-	(474)	-
Totals	$15,667	$15,667	$12,469	$12,469

Maturities of short-term investments at December 29, 2001 were as follows (in thousands):

	Cost	Market Cost
Due within one year	$ -	$ -
Due after one year through five years	4,765	4,744
Due after five years	8,735	8,726
No set maturity	2,747	2,197
	$ 16,247	$ 15,667

NOTE 4-REVOLVING CREDIT AGREEMENT

The Company maintains a revolving line of credit agreement with a bank which provides for maximum borrowings of $20 million with interest at 1.5% over the "Effective Federal Funds Rate" (1.52% at December 29, 2001). The borrowings are unsecured and no compensating balances are required by the agreement. There were no significant borrowings under this agreement during 2001, 2000 or 1999.

NOTE 5-RESTRUCTURING

In September 2001, the Company announced a workforce reduction plan and recorded a $.9 million pretax charge to earnings. This charge has been classified separately as a component of operating expense under the caption of "Restructuring Charge" and represents costs associated with non-voluntary termination benefits for approximately 60 positions. Benefit payments began during the fourth quarter of 2001. As of December 29, 2001, 43 positions have been eliminated. The Company anticipates the balance of the restructuring will be complete by September 2002.

NOTE 6-INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$(4,264)	$10,988	$ 7,386
State	180	254	256
Foreign	(35)	15	35
	(4,119)	11,257	7,677
Deferred:			
Federal	4,119	(4,502)	(246)
	$ -	$ 6,755	$ 7,431

The preceding table excludes a tax benefit of $.2 million in 2000 related to market value adjustments on short-term investments, which is recorded as a component of other comprehensive income.

Major components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2001	2000
Assets:		
Inventory reserves	$ 710	$ 610
Accounts receivable reserves	355	209
Amortization of intangible assets	2,253	2,282
Deferred income	185	5,008
Financial accruals and reserves not currently deductible	1,553	997
	$ 5,056	$ 9,106
Liabilities:		
Depreciation	$ 117	$ 181
Software development costs	966	820
Other	-	50
	$ 1,083	$ 1,051

NOTE 6--INCOME TAXES, continued

The following table represents a reconciliation of income taxes at the United Stated statutory rate with the effective rate as follows (in thousands):

	2001	2000	1999
Income taxes computed at statutory rate of 35%	$ 677	$6,707	$7,378
Increase (decrease) in taxes resulting from			
Life insurance premiums	365	358	279
Non-deductible goodwill	209	196	190
State taxes	117	165	166
Foreign sales corporation	(865)	(748)	(794)
Tax exempt interest	(100)	(255)	(177)
Other	(403)	332	389
	$ -	$6,755	$7,431

Cash expended for income taxes was $5.1, $6.8 and $7.6 million in 2001, 2000 and 1999, respectively.

NOTE 7--EMPLOYEE BENEFIT AND STOCK PLANS

The Company maintains 401(k) retirement savings plans for the benefit of substantially all full time U.S. employees. Investment decisions are made by individual employees. Investments in Company stock are not allowed under the plan. Participant contributions are matched by the Company based on applicable matching formulas. The Company's matching expense for the plans was $.4, $.6 and $.5 million in 2001, 2000 and 1999, respectively.

The Company may sell up to one million shares of common stock to its employees under an employee stock purchase plan. Eligible employees who participate purchase shares quarterly at 85 percent of the market price on the date purchased. During 2001, 2000 and 1999, employees purchased 32,711, 36,940 and 40,137 shares, respectively. The weighted average fair value of shares purchased was $8.54, $9.47 and $6.77 in 2001, 2000 and 1999, respectively. At December 29, 2001, 763,833 shares were available for future purchases.

The Company has two stock option plans covering 2.8 million shares of common stock. These plans permit options to be granted to key employees and the Company's Board of Directors. Options are granted at market price on the date of grant and are exercisable based on vesting schedules determined at the time of grant. No options are exercisable after ten years from the date of grant. At December 29, 2001, 1.2 million shares were available for future granting. A summary of shares subject to options follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices	Shares	Weighted Average Exercise Prices
Outstanding at beginning of year	1,541,300	$12.53	1,305,200	$13.26	1,093,100	$14.54
Granted	266,500	8.63	247,500	8.69	244,500	7.08
Exercised	(53,500)	6.35	-		(10,000)	2.47
Canceled	(66,900)	12.56	(11,400)	12.33	(22,400)	13.39
Outstanding at end of year	1,687,400	12.11	1,541,300	12.53	1,305,200	13.26
Exercisable at end of year	1,406,400	12.77	1,274,300	13.57	1,076,500	14.27
Weighted average fair value of options granted	$4.11		$4.30		$2.85	

NOTE 7--EMPLOYEE BENEFIT AND STOCK PLANS, continued

A summary of stock options outstanding at December 29, 2001 follows:

	Outstanding			Exercisable	
Price Ranges	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life(Years)	Shares	Weighted Average Exercise Price
$ 6.38 - $ 8.39	415,500	$ 7.05	7.5	328,500	$6.91
9.11 - 12.00	529,100	10.17	6.2	335,100	10.67
13.00 - 15.00	256,400	13.93	5.5	256,400	13.93
15.63 - 19.50	486,400	17.58	4.7	486,400	17.58
	1,687,400	12.11	6.0	1,406,400	12.77

The Company accounts for its employee stock purchase plan and its stock option plans under APB Opinion 25; therefore, no compensation costs are recognized when employees purchase stock or when stock options are authorized, granted or exercised.

If compensation costs had been computed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share (basic and diluted) would have been reduced by approximately $.7 million and $.03 in 2001, $.7 million and $.03 in 2000, and $.5 million and $.02 in 1999.

For purposes of computing compensation costs of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	.9%	.9%	.7%
Volatility	52%	54%	40%
Risk-free interest rates	3.9% - 5.0%	5.7% - 6.7%	4.7% - 5.9%
Expected term of options	5 years	5 years	5 years

Black-Scholes is a widely accepted stock option pricing model, however, the ultimate value of stock options granted will be determined by the actual lives of options granted and future price levels of the Company's common stock.

The Company has a Cash Bonus Conversion Plan covering 400,000 shares of stock. This plan provides an opportunity for certain executives of the Company to purchase restricted stock in an amount equal to their annual cash bonus. Shares are issued in the name of the employee, who has all rights of a shareholder, subject to certain restrictions on transferability and a risk of forfeiture. The forfeiture provisions lapse as to 20 percent after six months and an additional 20 percent annually thereafter. During 2001, 106,450 shares were issued under this plan, no shares were forfeited, and the forfeiture provisions expired on 23,031 shares. At December 29, 2001, 147,173 shares remained subject to forfeiture provisions and restrictions on transferability. During 2000, 59,485 shares were issued under this plan, no shares were forfeited, and the forfeiture provisions expired on 11,273 shares. During 1999, 12,580 shares were issued under this plan, no shares were forfeited, and the forfeiture provisions expired on 1,831 shares.

The difference between the purchase price and the fair value of the restricted stock at the date of purchase, if any, for remaining shares subject to forfeiture provisions has been recorded as unearned compensation. This amount is included as a separate component of permanent shareholders' investment under the caption Stock Conversion Program. The unearned compensation is being charged to expense as the forfeiture provisions lapse.

NOTE 7--EMPLOYEE BENEFIT AND STOCK PLANS, continued

The Company also has a restricted stock plan covering 400,000 shares of common stock. Shares awarded under this plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but in no event shall have a duration period in excess of ten years. In 2001, 2,500 shares were awarded. No shares were awarded in 2000 or 1999. At December 29, 2001, there were 342,700 shares available for future awards.

NOTE 8--FOUNDERS STOCK REDEMPTION AGREEMENTS

During 1998, the Company entered into agreements with its founding shareholders for the future purchase of 4.5 million shares, or 21.3 percent of the Company's outstanding stock at December 29, 2001. The stock purchases will occur following the later of the death of each founder and his spouse. The price the Company will pay for these shares will reflect a 10 percent discount from the average closing price for the ninety trading days preceding the later death of the founder and his spouse, although the discounted price may not be less than $10 per share (a total of $45.4 million) or more than $25 per share (a total of $113.5 million).

The shares subject to the agreements have been classified on the balance sheet as temporary equity. The classification of $45.4 million was determined by multiplying the applicable shares by the minimum purchase price of $10, since the average closing price of the Company's common stock, after applying the 10 percent discount, for the ninety trading days preceding December 29, 2001 was less than $10. The cost of the purchase agreements will be funded by $160.0 million of proceeds from life insurance policies the Company has purchased on the lives of certain of these individuals. The Company anticipates that stock purchases will not coincide with the receipt of insurance proceeds; therefore, borrowed funds may be needed from time to time to finance the Company's purchase obligations. Insurance was purchased at the $160.0 million level in order to cover both the maximum aggregate purchase price and anticipated borrowing costs. Life insurance premiums total $4.3 million each year while all the policies remain in effect. Of the $4.3 million paid in 2001, 2000 and 1999 approximately $1.0, $1.0 and $1.2, respectively, were classified as expense.

During the fourth quarter of 2001 the Company was notified of the death of one its founders whose shares are included in the purchase program. Under the terms of the agreement with that founder, the Company is obligated to purchase 1,120,000 shares of stock at $10.00 per share or $11.2 million. This founder was not insured; therefore, as anticipated at the time the agreement was entered into, the Company will fund this obligation with cash and short-term investments. The transaction was completed in January of 2002.

NOTE 9—SHAREHOLDER PROTECTION RIGHTS AGREEMENT

In November of 2001, the Company's Board of Directors adopted a Shareholder Protection Rights Plan("Plan"), to be implemented in the first quarter of 2002. The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $30.00, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire in the first quarter of 2012. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees and affiliates, automatically become void.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Directors

Information relating to directors appearing under the caption "Election of Directors" in the definitive Proxy Statement for the 2002 Annual Meeting of shareholders and filed with the Commission is incorporated by reference.

(b) Officers

Information relating to executive officers is included in this report in the last section of Part I under the caption "Executive Officers of the Registrant."

(c) Compliance With Section 16(a)

Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 appearing under the caption "Compliance With Reporting Requirements" in the definitive Proxy Statement for the 2002 Annual meeting of Shareholders and filed with the Commission is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the caption "Executive Compensation" contained in the definitive Proxy Statement for the 2002 Annual Meeting of Shareholders and filed with the Commission is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information contained under the captioned "Securities Ownership of Management" contained in the definitive Proxy Statement for the 2002 Annual Meeting of Shareholders and filed with the Commission is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

(a)1 The following financial statements, all of which are set forth in Item 8, are filed as a part of this report:

Report of Independent Public Accountants
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Permanent Shareholders Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(a)2 The following financial statements schedule is filed as a part of this report on page 30:

Report of Independent Public Accounts on Financial Statement Schedule and Schedule II Valuation and Qualifying Accounts and Reserves for the years ended December 29, 2001, December 30, 2000 and January 1, 2000.

(b) See Exhibit Index located on page 31.

(c) All other schedules required by Form 10-K Annual Report have been omitted because they were inapplicable, included in the notes to the consolidated financial statements, or otherwise not required under the instructions contained in Regulation S-X.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

X-RITE, INCORPORATED

March 29, 2002	/s/ Richard E. Cook
	Richard E. Cook, Chief Executive Officer
March 29, 2002	/s/ Duane F. Kluting
	Duane F. Kluting, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below on this 29th day of March, 2002, by the following persons on behalf of the Registrant and in the capacities indicated.

Each director of the Registrant whose signature appears below, hereby appoints Richard E. Cook and Duane F. Kluting, and each of them individually as his attorney-in-fact to sign in his name and on his behalf as a Director of the Registrant, and to file with the Commission any and all amendments to this report on Form 10-K to the same extent and with the same effect as if done personally.

/s/ Peter M. Banks	/s/ Stanley W. Cheff
Dr. Peter M. Banks, Director	Stanley W. Cheff, Director
/s/ Richard E. Cook	/s/ James A. Knister
Richard E. Cook, Director	James A. Knister, Director
/s/ Rufus S. Teesdale	/s/ John E. Utley
Rufus S. Teesdale, Director	John E. Utley, Director
/s/ Ronald A. Vandenberg	
Ronald A. VandenBerg, Director	

Report of Independent Public Accountants on Financial Statement Schedule

To the Shareholders of X-Rite, Incorporated:

We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of X-Rite, Incorporated included in this Form 10-K, and have issued our report thereon dated January 29, 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed at Item 14(a)2 above is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

Grand Rapids, Michigan
January 29, 2002

Valuation and Qualifying Accounts
X-Rite, Incorporated
(in thousands)

	Balance at Beginning of Period	Additions Charged to Costs & Expenses	Deducted from Costs & Expenses	Balance at End of Period
Year ended December 29, 2001				
Allowance for losses on accounts receivable	$1,506	$ 494	$ 763	$1,237
Restructuring reserve	-	862	347	515
Year ended December 30, 2000				
Allowance for losses on accounts receivable	1,110	746	350	1,506
Year ended January 1, 2000				
Allowance for losses on accounts receivable	798	412	100	1,110

EXHIBIT INDEX

3(a) Restated Articles of Incorporation (filed as exhibit to Form S-18 dated April 10, 1986 (Registration No. 33-3954C) and incorporated herein by reference)

3(b) Certificate of Amendment to Restated Articles of Incorporation adding Article IX (filed as exhibit to Form 10-Q for the quarter ended June 30, 1987 (Commission File No. 0-14800) and incorporated herein by reference)

3(c) Certificate of Amendment to Restated Articles of Incorporation amending Article III (filed as exhibit to Form 10-K for the year ended December 31, 1995 (Commission File No. 0-14800) and incorporated herein by reference)

3(d) Certificate of Amendment to Restated Articles of Incorporation amending Article IV as filed with the Michigan Department of Consumer & Industry Services (filed as exhibit to Form 10-K for the year ended January 2, 1999 Commission File No. 0-14800) and incorporated herein by reference)

3(e) Amended and Restated Bylaws of X-Rite, Incorporated, as amended and restated September 19, 2001.

4(a) X-Rite, Incorporated common stock certificate specimen (filed as exhibit to Form 10-Q for the quarter ended June 30, 1986 (Commission File No. 0-14800) and incorporated herein by reference)

4(b) Shareholder Protection Rights Agreement, dated as of March 29, 2002, including as Exhibit A the form of Rights Certificate and of Election to Exercise, and as Exhibit B the form of Certificate of Adoption of Resolution Designating and Prescribing Rights, Preferences and Limitations of Junior Participating Preferred Stock of the Company

The following material contracts identified with "*" preceding the exhibit number are agreements or compensation plans with or relating to executive officers, directors or related parties.

*10(a) X-Rite, Incorporated Amended and Restated Outside Director Stock Option Plan, effective as of September 17, 1996 (filed as exhibit to Form 10-Q for the quarter ended September 30, 1996 (Commission File No. 0-14800) and incorporated herein by reference)

*10(b) X-Rite, Incorporated Cash Bonus Conversion Plan (filed as Appendix A to the definitive proxy statement dated April 8, 1996 relating to the Company's 1996 annual meeting (Commission File No. 0-14800) and incorporated herein by reference)

*10(c) Form of Indemnity Contract entered into between the registrant and members of the board of directors (filed as exhibit to Form 10-Q for the quarter ended June 30, 1996 (Commission File No. 0-14800) and incorporated herein by reference)

*10(d) Employment Agreement dated April 17,1998 between the registrant and Richard E. Cook (filed as exhibit to Form 10-K for the year ended January 2, 1999 (Commission File No. 0-14800) and incorporated herein by reference)

*10(f) Form of X-Rite, Incorporated Founders Redemption Agreement entered into between the registrant and certain persons, together with a list of such persons (filed as exhibit to Form 10-Q for the quarter ended July 3, 1999 Commission File No. 0-14800) and incorporated herein by reference)

*10(g) First Amendment to X-Rite, Incorporated Founders Redemption Agreement dated July 16, 1999 between the registrant and Ted Thompson (filed as exhibit to Form 10-Q for the quarter ended July 3, 1999 (Commission File No. 0-14800) and incorporated herein by reference)

*10(h) Chairman's agreement dated July 16, 1999 between the registrant and Ted Thompson (filed as exhibit to Form 10-Q for the quarter ended July 3, 1999 (Commission File No. 0-14800) and incorporated herein by reference)

*10(i)	Employment arrangement effective upon a change in control entered into between the registrant and certain persons together with a list of such persons (filed as exhibit to Form 10-K for the year ended January 1, 2000 (Commission File No. 0-14800) and incorporated herein by reference)
*10(j)	Deferred compensation trust agreement dated November 23, 1999 between the registrant and Richard E. Cook. (filed as exhibit to Form 10-K for the year ended January 1, 2000 (Commission File No.0-14800) and incorporated herein by reference)
*10(k)	Operating Agreement for XR Ventures, LLC dated September 14, 2000, by and between XR Ventures, LLC the registrant, Dr. Peter M. Banks and Mr. James A. Knister. (filed as exhibit to Form 10-Q for the quarter ended September 30, 2000 (Commission File No. 0-14800) and incorporated herein by reference)
*10(l)	Employment Agreement dated June 12, 2001 between the registrant and Michael C. Ferrara (filed as exhibit to Form 10-Q for the quarter ended June 30, 2001 (Commission File No. 0-14800) and incorporated herein by reference)
*10(m)	First Amendment to the X-Rite, Incorporated Amended and Restated Cash Bonus Conversion Plan dated May 24, 2001 (filed as exhibit to Form 10-Q for the quarter ended September 29, 2001 (Commission File No. 0-14800) and incorporated herein by reference.
*10(n)	First Amendment to the Chairman's Agreement dated September 13, 2001 entered into between the registrant and Ted Thompson (filed as exhibit to Form 10-Q for the quarter ended September 29, 2001 (Commission File No. 0-14800) and incorporated herein by reference.
21	Subsidiaries of the registrant
23	Consent of independent public accountants
99	Notice of press release dated January 19, 2001 announcing that X-Rite, Incorporated will conduct a live audio web cast of its fourth quarter conference call on January 31, 2001 (filed as Form 8-K (Commission file No. 0-14800) and incorporated herein by reference)

EXHIBIT 21

X-RITE, INCORPORATED
LIST OF CONSOLIDATED SUBSIDIARIES

1. **X-Rite International, Inc.**, a Barbados Corporation, is a wholly owned subsidiary of X-Rite, Incorporated, being utilized as a foreign sales corporation.

2. **X-Rite Holdings, Inc.**, a U.S. Corporation, is a wholly owned subsidiary of X-Rite, Incorporated, being utilized as a stockholder of certain foreign subsidiaries.

3. **X-Rite GmbH**, a German Corporation, is wholly owned by X-Rite, Incorporated and X-Rite Holdings, Inc., and being utilized as a sales and service office.

4. **X-Rite Asia Pacific Limited**, a Hong Kong Corporation, is wholly owned by X-Rite, Incorporated and X-Rite Holdings, Inc., and being utilized as a sales and service office.

5. **X-Rite Ltd.**, a United Kingdom Corporation, is wholly owned by X-Rite, Incorporated and being utilized as a sales and service office.

6. **X-Rite MA, Incorporated**, a U.S. Corporation, is wholly owned by X-Rite, Incorporated and being utilized as a sales and service office.

7. **OTP, Incorporated**, a U.S. Corporation, is wholly owned by X-Rite, Incorporated and was used to execute a real estate transaction.

8. **Labsphere, Inc.**, a U.S. Corporation, is wholly owned by X-Rite, Incorporated and is a manufacturer of light measurement systems and related proprietary materials.

9. **Labsphere Ltd.** , a United Kingdom Corporation, is wholly owned by Labsphere, Incorporated and being utilized as a sales office.

10. **X-Rite Méditerranée SARL**, a French Corporation, is wholly owned by X-Rite, Incorporated and X-Rite Holdings, Inc., and being utilized as a sales and service office.

11. **X-Rite Global, Inc.**, a U.S. Corporation, is a wholly owned subsidiary of X-Rite, Incorporated, being utilized as a stockholder of certain foreign subsidiaries.

12. **XR Ventures, LLC**, a U.S. Limited Liability Corporation, is a majority owned subsidiary of X-Rite, Incorporated, being utilized as a venture capital company.

13. **Coherix, Corporation**, a U.S. Corporation, is majority owned by X-Rite, Incorporated and is a manufacturer of laser based measurement systems and related proprietary materials.

14. **Optronik GmbH**, a German Corporation, is a wholly owned subsidiary of X-Rite GmbH, and is a manufacturer of color and light measurement systems and related proprietary materials.

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated January 29, 2002, included in this Form 10-K, into X-Rite, Incorporated 's previously filed Registration Statement File Numbers 33-29288, 33-29290, 33-82258 and 33-82260.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
March 29, 2002

X-Rite, Incorporated
3100 44th Street S.W., Grandville, MI 49418
616-534-7663 www.x-rite.com

XRIT NASDAQ LISTED